11/1

04045985

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Beijing Datang Power Generation

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

NOV 09 2004

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 5186 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 11/8/04

北京大唐发电股份有限公司

BEIJING DATANG POWER GENERATION CO. LTD.



Advancing beyond Our Power Base

Annual Report 2003



Advancing beyond Our Power Base

Beijing Datang Power has advanced a major step during 2003. The Company has substantially enhanced its profitability through producing more on-grid electricity. Its total installed capacity has jumped 1,640 MW to 7,810 MW. The Company has expanded its operations beyond the Beijing-Tianjin-Tangshan area, now with power plants situated in Hebei Province, Shanxi Province and Inner Mongolia Autonomous Region. There are also new projects in other parts of China: west to Gansu, southwest to Yunnan, east to Zhejiang, and south to Guangdong. Meanwhile, the Company has advanced beyond its coal-fired base of power generation while taking dual emphasis on coal-fired generation versus hydropower development. By prudently pursuing hydropower projects, the Company has been proactively deploying its sustainable development strategy.

In many aspects, 2003 was a year during which Beijing Datang Power has advanced beyond its "power base". The Company will continue to extend its capabilities, striding towards the goal of becoming China's leading power generation company with an international reputation.

Contents

Company Profile



Fundamental Situations

Beijing Datang Power Generation Company Limited ("Beijing Datang Power" or the "Company") was incorporated as a joint stock limited company and registered with the State Administration for Industry and Commerce of the People's Republic of China (the "PRC") on 13th December 1994, and transformed to a Sino-foreign joint stock limited company on 13th May 1998. As at 31st December 2003, the registered capital of the Company amounted to approximately Rmb5.163 billion, with total assets of the Company and its subsidiaries amounting to approximately Rmb35.544 billion.

Beijing Datang Power was listed in Hong Kong and London on 21st March 1997, raising proceeds of approximately Rmb3.7 billion with the issue of approximately 1.431 billion H shares. In 2001, the Company's American Depositary Receipts (ADRs) was approved for trading in the U.S. over-the-counter market. In September 2003, the Company issued 5-year US Dollar convertible bond of US$153.8 million.

Business in Brief

As one of the largest independent power producers in China, Beijing Datang Power is engaged in the development and operation of power plants, the sale of electricity, and the repair and maintenance of power equipment and power-related technical services. Total installed capacity amounted to 7,810MW as at the end of 2003.

Strengthening Our Operation Scale and Capacity

Beijing International Power Development and Investment Company	Hebei Construction Investment Company	China Datang Corporation	Holders of H Shares	Tianjin Jinneng Investment Company
13.01%	13.01%	35.43%	27.71%	10.84%

北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION CO. LTD.

100%	100%	100%	100%
Dou He Power Plant (1,550MW)	Gao Jing Power Plant (600MW)	Xia Hua Yuan Power Plant (400MW)	Zhang Jia Kou Power Plant (2,400MW)
75%	60%	90.43%	60%
Tianjing Datang Panshan Power Generation Company Limited (1,200MW)	Inner Mongolia Datang Tuoketuo Power Generation Company Limited (3,600MW)	Hebei Huaze Hydropower Development Company Limited (20MW)	Shanxi Datang Shentou Power Generation Company Limited (1,000MW)

80%	70%	55%
Shanxi Datang Yungang Thermal Power Company Limited (440MW)	Yunnan Datang Honghe Power Generation Company Limited (600MW)	Gansu Datang Liancheng Power Generation Company Limited (600MW)

80%	70%	51%	40%
Hebei Datang Tangshan Thermal Power Company Limited (600MW)	Yunnan Datang Lixianjiang Hydropower Development Company Limited (579MW)	Yunnan Datang Nalan Hydropower Development Company Limited (150MW)	Chongqing Datang Pengshui Hydropower Development Company Limited (1,750MW)

Note 1 : Formerly known as Shanxi Datang Pingwang Thermal Power Company Limited and has been renamed to Shanxi Datang Yungang Thermal Power Company Limited on 11th December 2003.

Note 2: Apart from the above-mentioned companies, the Company has also commenced some preparation work on certain preliminary projects in the provinces of Guangdong, Fujian, Jiangsu and Zhejiang.

Corporate Philosophy


Zhangjiakou
Chengde
Beijing

Our Corporate Values

- Team spirit, results-oriented and pursuit of excellence

Our Mission

- To become a first-rate power generation company in China with an international reputation

Major Events in 2003

Mar Leading international rating agency Standard & Poor's re-affirmed the Company's BBB long-term credit rating. The outlook for the rating was "stable".

Apr Beijing Datang Power ranked fourth among 43 power generation entities in 2002 in terms of reliability indicators for 100MW-800MW coal-fired units analysed by province and independent power generation companies, according to Electricity Reliability Management Report (Issue No.122) published by the Electricity Reliability Management Centre. Analysed by capacity, Beijing Datang Power ranked fifth among 100MW units, first among 125MW units, second among 200MW units, seventh among 300MW units and fourth among 600MW units.

Jun Inner Mongolia Datang Tuoketuo Power Generation Company Limited Unit 1 (600MW) commenced operation.

Jul Inner Mongolia Datang Tuoketuo Power Generation Company Limited Unit 2 (600MW) commenced operation.

The Yunnan Branch of Beijing Datang Power was established, representing an important move of Beijing Datang Power to commence management functions in relation to project development, construction and operation in Yunnan in response to requirements from the Company's power generation projects in Yunnan.

Aug Feasibility study report on Yunnan Datang Honghe Power Generation Company Limited was approved by the National Development and Reform Commission by virtue of the document Fa Gai Neng Yuan [2003] 960. The project was a continuation of the project for domestically made clean-coal power generation technology for large-scale circulating fluidised bed, with an installed capacity of 2x300MW.

Sep Beijing Datang Power moved up one spot from the Previous Year to 48th in the ranking of PRC Listed Companies 2003 announced by Fortune.

Beijing Datang Power successfully completed the issuance of US$153.8 million five-year convertible bond, which was the first convertible bond international offering by a Chinese H-Share company since 1997 and the first public financing exercise conducted in overseas capital markets by a Chinese power company since 1999.

Nov Shanxi Datang Yungang Thermal Power Company Limited Unit 1 (220MW) commenced operation.

Dec Shanxi Datang Yungang Thermal Power Company Limited Unit 2 (220MW) commenced operation.




开远电厂2×300MW工程初步设计







Distribution of the Company's Power Plants

Power Plants Wholly-Owned by Beijing Datang Power:

1. Gao Jing Power Plant
2. Dou He Power Plant
3. Zhang Jia Kou Power Plant
4. Xia Hua Yuan Power Plant

Major Power Generation Companies Owned by Beijing Datang Power with Controlling Interests:

- ○ Tianjin Datang Panshan Power Generation Company Limited ("Datang Panshan Power")
- ○ Inner Mongolia Datang Tuoketuo Power Generation Company Limited ("Datang Tuoketuo Power")
- ○ Hebei Huaze Hydropower Development Company Limited ("Datang Fengning Hydropower")
- ○ Hebei Datang Tangshan Thermal Power Company Limited ("Datang Tangshan Thermal Power")
- ○ Shanxi Datang Shentou Power Generation Company Limited ("Datang Shentou Power")
- ○ Shanxi Datang Yungang Thermal Power Company Limited ("Datang Yungang Thermal Power")
- ○ Gansu Datang Liancheng Power Generation Company Limited ("Datang Liancheng Power")
- ○ Yunnan Datang Honghe Power Generation Company Limited ("Datang Honghe Power")
- ○ Yunnan Datang Lixianjiang Hydropower Development Company Limited ("Datang Lixianjiang Hydropower")
- ○ Yunnan Datang Nalan Hydropower Development Company Limited ("Datang Nalan Hydropower")

○ Other Preliminary Projects



Gao Jing Power Plant



Dou He Power Plant





Zhang Jia Kou Power Plant



Xia Hua Yuan Power Plant



Datang Panshan Power



Datang Tuoketuo Power





Xia Hua Yuan 4
Datang Fengning Hydropower
Zhang Jia Kou 3
Datang Panshan Power
Gao Jing 1
2 Dou He
Datang Tuoketuo Power
Datang Tangshan Thermal Power
Datang Yungang Thermal Power
Datang Shentou Power
Datang Liancheng Power
Datang Honghe Power
Lixianjiang Hydropower
Datang Nalan Hydropower

Financial and Operating Highlights

(Amounts expressed in millions of Rmb)

Consolidated Income Statements

For the year ended 31st December	1999	2000	2001	2002	2003
Operating revenue	5,220	5,694	6,550	8,018	9,251
Profit before taxation	1,874	2,070	2,146	2,010	2,858
Taxation	(624)	(695)	(714)	(672)	(959)
Profit after taxation	1,250	1,375	1,432	1,338	1,899
Minority interests	—	—	6	67	(87)
Net profit	1,250	1,375	1,438	1,405	1,812

Note:
No analysis of turnover by geographical location has been prepared as 100% of turnover comes from the PRC, and no contribution to profit from any of the geographical location is substantially out of line with normal ratio of profit to turnover.

Consolidated Balance Sheets

As at 31st December	1999	2000	2001	2002	2003
Total assets	16,208	19,986	23,190	26,820	35,344
Total liabilities	(4,103)	(6,652)	(8,808)	(11,533)	(18,382)
Minority interests	(240)	(403)	(530)	(908)	(1,241)
Shareholders' equity	11,865	12,931	13,852	14,379	15,721

(Amounts expressed in millions of Rmb)

Consolidated Operating Revenue


5,220
5,694
6,550
8,018
9,951
1999
2000
2001
2002
2003

For the year ended 31st December

Consolidated Net Profit


1,250
1,375
1,438
1,405
1,812
1999
2000
2001
2002
2003

For the year ended 31st December

Consolidated Total Assets


16,208
19,986
23,190
26,820
35,544
1999
2000
2001
2002
2003

Total Installed Capacity

(MW)


4,050
4,650
5,570
6,170
7,810
1999
2000
2001
2002
2003

As at 31st December

Gross Generation

(MWh)


20,439,314
22,328,793
26,477,988
32,277,932
41,195 ,860
1999
2000
2001
2002
2003

For the year ended 31st December

On-grid Electricity
(MWh)


18,998,103
20,750,515
24,590,612
30,119,062
38,650,983
1999
2000
2001
2002
2003

For the year ended 31st December

Equivalent Availability Factor
(%)


93.47
93.30
92.35
94.12
93.30
1999
2000
2001
2002
2003

For the year ended 31st December





Beyond
Geographical Boundaries


ZSTAN
GOBI
CHINA

From Beijing-Tianjin-Tangshan across China

With Units 1 and 2 of Datang Tuoketuo Power being put into operation in June and July 2003 respectively, the Company has officially expanded its operations beyond the Beijing-Tianjin-Tangshan area. In 2004, Gansu Province and Shanxi Province will see our new generation units respectively established at Datang Liancheng Power and Datang Shentou Power, while other new projects will be rolled out in Yunnan, Zhejiang, Chongqing, Jiangsu, Guangdong and Fujian.

Chairman's Statement



To all shareholders:

2003 saw Beijing Datang Power advance much beyond its "power base". A year of leapfrogging growth thanks to its unwavering focus on development and profitability. A year during which the Company achieved encouraging results in production, operations and construction, securing rapid growth and enhancing its integral capabilities.

As at 31st December 2003, consolidated total assets of the Company and its subsidiaries amounted to approximately Rmb35,544 million, an increase of approximately Rmb8,724 million over 2002 (the "Previous Year"). The gearing ratio was 52.28%. Consolidated operating revenue amounted to approximately Rmb9,951 million, an increase of 24.10% over the Previous Year. Consolidated net profit amounted to approximately Rmb1,812 million, an increase of 28.99% over the Previous Year. Basic earnings per share was approximately Rmb0.35, an increase of RMB 0.08 over the Previous year. Total installed capacity of the Company and its subsidiaries amounted to 7,810MW.

In 2003, the Company continued to maintain a high level of safe production with an overall equivalent availability factor of 93.30%. Power generation by the Company increased by approximately 28.44% growth over the Previous Year. Coal consumption rate was approximately 356.5 gm/kWh, a decrease of approximately 3.75 gm/kWh over the Previous Year. Weighted self-consumption rate was approximately 6.18%, a decrease of 0.49 percentage-point compared to the Previous Year.



China's national economy maintained a continued, healthy and rapid growth in 2003, progressing smoothly towards the macro-economic objective of attaining moderate affluence. As such, China is expected to sustain rapid economic growth for a considerable period of time ahead, and power consumption is also expected to maintain substantial growth in tandem. National supply and demand of power in 2003 was characterised by overall shortage in supply and serious undersupply in certain regions, as opposed to the past scenario of overall balance despite shortage in selected regions. Given the pace of economic growth and the construction period required for power plants, power supply is expected to remain stretched in 2004, presenting a unique opportunity on which the Company will capitalise to facilitate further business expansion.

In 2004, the Company intends to pursue rapid, sustainable growth and swift enhancement of integral capabilities as strategic goals; to fulfil the objective of enhancing shareholders' value and maximising profitability; to focus on competitiveness domestically and abroad; to provide quality assurance by introducing innovations to internal systems, mechanisms and management methods; to operate on the basis of capacity expansion and the provision of high-quality and safe power supply to the public; and to gear up fully for rapid, sustainable development through the development, construction and operation of environment-friendly power plants utilising new forms of energy and technologies. All in all, we intend to build the Company into a large, technologically advanced and high-growth generation company with outstanding cost efficiency and cross-region, multi-faceted developments.

To achieve rapid, sustainable development and swift enhancement of integral capabilities, the Company must develop new power generation projects in other regions nationwide in which we enjoy advantages in terms of cost, market share and government policies, while consolidating its position in the Beijing-Tianjin-Tangshan ("BTT") Area. To improve its ability for sustainable development, the Company must also actively develop hydropower projects in addition to its focus on coal-fired power, so as to secure a more balanced structure in power generation. In particular, hydropower projects of medium scale or above at reasonable costs should be developed in regions where rich hydro resources can be located.



To effectively enhance shareholders' value and maximise profitability, the Company must exercise prudence in the development of new projects or in the acquisition of existing power plants to ensure protection for the interests of existing shareholders. Expansion moves should proceed in an appropriate pace, and stringent cost management should be exercised to ensure sound financial conditions and minimise financial risks at all times.

To enhance market competitiveness at home and abroad, the Company must step up approval procedures and construction works of its projects to capitalise on the relatively lower finance and equipment costs prevailing at the moment. Reductions in the Company's long-term operating costs should be sought through cost controls over construction works, thereby minimising market risks.

To introduce innovations to internal systems, mechanisms and management methods, advanced management thinking and philosophies must be reflected in every single task to solidify management initiatives and improve management systems. Management should be people-oriented, with due focus on equipment management and human resource development. A mechanism for universal staff training should be developed, as are mechanisms for professional training and incentives for outstanding employees.

To provide high-quality and safe power for the public, the Company must develop, construct and operate environment-friendly power plants by utilising new forms of energy and technologies as a means to secure safe on-grid power supply.

Meanwhile, the Company will continue to count on investors for their views and opinions and will endeavour to seek effective communication with shareholders, so as to achieve high management effectiveness and transparency. We will enhance our efforts in communicating to the market in various forms, so as to cultivate the Company's influence in the market, in an endeavour to uphold its positive image and procure continued growth in shareholders' value.

Last but not least, may I express sincere gratitude to all shareholders, institutions concerned and associates of the Company for their trust and support in the past.

Zhai Ruoyu
Chairman

17th March 2004


Profit before tax
Taxation

Above and *Beyond* the Past



New Highs in Power Generation and Profits

In 2003, the Company achieved a 28.44% growth in power generation, a 24.10% growth in consolidated operating revenue to nearly RMB10 billion, and a 28.99% increase in consolidated net profit amounting to RMB1.812 billion. Such magnitude of growth is unprecedented in the Company's operating history.

Management Discussion and Analysis

(I) Operating Environment

China continued to enjoy steady economic growth in 2003 (the "Year") with its national GDP growth rate of approximately 9.10%. Power consumption increased by 15.40% over the Previous Year nationwide in tandem with surges in power demand driven by domestic economic growth. Medium-to-large-scale industries remained the major driving force behind the growth in power demand, while consumption of residential and commercial sectors was also on the rise.

Currently, electricity generated by the Company and its subsidiaries is transmitted to the Beijing-Tianjin-Tangshan (the "BTT ") Power Grid. Sales of electricity in the BTT Area during the Year are analysed as follows:



Others
6.50%
Residential
15.54%
Agricultural
4.54%
11.50%
Commercial
61.92%
Industrial
2002
Others
6%
Residential
15%
Agricultural
4%
11%
Commercial
64%
Industrial
2003

(II) Business Review

Consolidated operating revenue of the Company and its subsidiaries for the Year was approximately Rmb9,951 million, representing an increase of approximately 24.10% as compared to the Previous Year. Consolidated net profit of the Company and its subsidiaries was Rmb1,812 million, representing an increase of approximately 28.99% as compared to the Previous Year. Basic earnings per share was approximately Rmb0.35, representing an increase of approximately Rmb0.08 per share as compared to the Previous Year.

Total power generation of the Company and its subsidiaries during the Year increased by 28.44% over the Previous Year. During the Year, the subsidiaries' power generation units with total capacity of 1,640MW were put into operation, laying solid foundations for the Company's ongoing development.

1. Production

As at 31 December 2003, the installed capacity (managed capacity) of operating units owned by the Company and its subsidiaries was 7,810 MW. Total power generation of the Company and its subsidiaries for the Year amounted to approximately 41.196 million MWh, representing an increase of approximately 28.44% over the Previous Year. Total on-grid electricity amounted to approximately 38.651 million MWh, representing an increase of approximately 29.11% over the Previous Year. The increase in power generation and on-grid electricity was mainly attributable to: (1)

the continuous increase in power demand - the nationwide power consumption increased by approximately 15.40% for the Year; (2) the increase in power generation capacity - with four units put into operation during the Year, the installed capacity managed by the Company and its subsidiaries increased by 1,640 MW over the Previous Year; (3) safe and stable operation of existing units at high operating levels - the equivalent availability factor reached approximately 93.30% during the Year; and (4) secured fuel supply - the increase in power demand during the Year driven by substantial economic growth had resulted in tension in coal supply. Under these unfavourable conditions, the Company and its subsidiaries proactively coordinated to further enhance effective resource allocation; actively identified new sources of coal supply and work closely with the mining and railway authorities. With the adoption of these effective measures, the Company and its subsidiaries have secured sufficient coal supply for their power plants and ensured their normal operation.



Operating conditions of the Company's major power plants during the Year were as follows:

- The power generation of the Company's power plants, namely Gao Jing Power Plant, Dou He Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant, with a total installed capacity of 4,950 MW, was approximately 30.104 million MWh during the Year.
- The power generation of units 1 and 2 of Datang Panshan Power , a subsidiary of the Company, with total installed capacity of 1,200 MW, was approximately 7.204 million MWh during the Year.
- The power generation of units 1 and 2 of Datang Fengning Hydropower, a subsidiary of the Company, with a total installed capacity of 20MW, was approximately 26 million kWh during the Year.

- Units 1 and 2 (2x600 MW) of Datang Tuoketuo Power, a subsidiary of the Company, were put into operation in June and July of the Year, respectively. The power generation of these units for the Year was approximately 3.593 million MWh. The commissioning of Units 1 and 2 coincided with the peak summer season. These units, being the only new units in the BTT Power Grid when there was heavy power demand in summer, played an important role in ensuring no power supply rationing in the BTT Grid area and the city of Beijing during summer.
- Units 1 and 2 (2x220 MW) of Datang Yungang Thermal Power, a subsidiary of the Company, were put into operation in November and December of the Year, respectively. The total power generated by these units for the Year was approximately 269 million kWh.

Certain operation statistics of the Company's four wholly-owned power plants and several subsidiaries for the five years ended 31st December 2003 are set out as follows:

Dou He Power Plant

	1999	2000	2001	2002	2003
Installed capacity (MW)	1,550	1,550	1,550	1,550	1,550
Gross generation (MWh)	8,811,552	9,242,351	9,487,437	9,206,075	10,021,239
On-grid generation (MWh)	8,192,947	8,601,896	8,826,988	8,569,001	9,345,326
Available hours	8,053	8,395	8,274	8,338	8,219
Operating hours	6,769	7,414	7,211	7,354	7,872
Utilisation hours	5,685	5,963	6,121	5,939	6,465
Capacity factor (%)	64.90	76.88	69.87	67.80	73.80
Load factor (%)	83.99	80.43	84.88	80.76	82.13
Equivalent availability factor (%)	91.90	95.97	94.45	95.17	93.59
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	360	360	360	362	362

Gao Jing Power Plant

	1999	2000	2001	2002	2003
Installed capacity (MW)	600	600	600	600	600
Gross generation (MWh)	2,954,094	3,104,832	3,116,727	3,469,695	3,625,898
On-grid generation (MWh)	2,650,945	2,795,874	2,803,954	3,133,434	3,277,119
Available hours	8,340	8,341	7,966	8,384	8,248
Operating hours	6,878	7,291	7,211	7,751	7,899
Utilisation hours	4,923	5,175	5,195	5,783	6,043
Capacity factor (%)	56.20	58.91	59.30	66.02	68.98
Load factor (%)	71.58	70.97	72.04	74.61	76.50
Equivalent availability factor (%)	95.10	94.95	90.94	95.68	94.13
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	407	406	405	404	401

Zhang Jia Kou Power Plant

	1999	2000	2001	2002	2003
Installed capacity (MW)	1,500	2,100	2,400	2,400	2,400
Gross generation (MWh)	6,044,930	7,319,127	10,809,051	12,323,686	13,904,780
On-grid generation (MWh)	5,715,376	6,885,949	10,132,866	11,623,376	13,155,686
Available hours	6,619	7,937	7,910	8,155	8,115
Operating hours	5,638	6,658	7,107	7,313	7,866
Utilisation hours	5,343	4,550	4,855	5,135	5,794
Capacity factor (%)	60.99	51.80	55.42	58.62	66.14
Load factor (%)	70.13	68.34	68.31	70.22	73.66
Equivalent availability factor (%)	95.20	90.60	91.16	93.02	92.46
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	351	349	347	346	346

Xia Hua Yuan Power Plant

	1999	2000	2001	2002	2003
Installed capacity (MW)	400	400	400	400	400
Gross generation (MWh)	2,628,738	2,662,483	2,733,054	2,698,145	[illegible]
On-grid generation (MWh)	2,438,835	2,466,796	2,532,995	2,519,993	[illegible]
Available hours	8,075	8,518	8,139	8,476	[illegible]
Operating hours	7,469	7,764	7,757	7,742	[illegible]
Utilisation hours	6,572	6,656	6,833	6,745	[illegible]
Capacity factor (%)	75.02	75.77	78.00	77.00	[illegible]
Load factor (%)	88.00	85.73	88.09	87.12	[illegible]
Equivalent availability factor (%)	92.20	96.97	92.91	96.75	[illegible]
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	383	382	382	382	[illegible]

Datang Panshan Power

	1999	2000	2001	2002	2003
Installed capacity (MW)	–	–	–	1,200	1,200
Gross generation (MWh)	–	–	–	4,354,875	[illegible]
On-grid generation (MWh)	–	–	–	4,068,694	[illegible]
Available hours	–	–	–	6,469	[illegible]
Operating hours	–	–	–	5,432	8,134
Utilisation hours	–	–	–	4,615	[illegible]
Capacity factor (%)	–	–	–	52.68	[illegible]
Load factor (%)	–	–	–	84.96	[illegible]
Equivalent availability factor (%)	–	–	–	93.08	[illegible]
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	–	–	–	349	[illegible]

Datang Tuoketuo Power

	1999	2000	2001	2002	2003
Installed capacity (MW)	–	–	–	–	1,200
Gross generation (MWh)	–	–	–	–	3,393,188
On-grid generation (MWh)	–	–	–	–	3,391,424
Available hours	–	–	–	–	4,518
Operating hours	–	–	–	–	4,191
Utilisation hours	–	–	–	–	3,102
Capacity factor (%)	–	–	–	–	35.41
Load factor (%)	–	–	–	–	75.48
Equivalent availability factor (%)	–	–	–	–	95.70
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	–	–	–	–	349

Notes:

(1) Units 1 and 2 of Datang Tuoketuo Power commenced operation on 9th June 2003 and 29th July 2003, respectively.

(2) Units 1 and 2 of Datang Yungang Thermal Power commenced operation on 11th November and 13th December 2003, respectively, and achieved power generation of 268,583 MWh during the Year.

(3) The two hydropower units (20MW) at Datang Fengning Hydropower contributed an annual power generation of 25,546 MWh.



北京大唐发电股份有限公司
河、唐山发电厂烟气脱硫改造工程
开工典礼

While endeavouring to increase power generation, the Company also put a strong emphasis on the implementation of environmental protection improvement projects in accordance with relevant environmental protection requirements of the State. The focus of the Company's environmental protection measures during the Year was desulphurisation. Currently, the overall desulphurisation plan for Zhang Jia Kou Power Plant has been confirmed, while tendering of the 3,800MW desulphurisation projects for a total of 12 boilers at Dou He Power Plant, Gao Jing Power Plant and Datang Tangshan Thermal Power have also been completed. Amongst these, the desulphurisation projects at Dou He Power Plant and Datang Tangshan Thermal Power have already commenced, while the design of the desulphurisation project plan for Gao Jing Power Plant has been approved and ready for commencement. The Company invested a total of approximately Rmb100 million in environmental protection projects during the Year.

The Company and its subsidiaries approved a total of 175 technological upgrade projects, with a total investment of approximately Rmb320 million, with a view to improving the safety standards, reliability, environment-friendliness and economic viability of its equipment.

Major projects included:

Modification of the steam circulation systems for Units 1, 2, 3 and 4 at Gao Jing Power Plant; DCS modification for Units 7 and 8, modification of the steam circulation systems for the medium- to high-pressure tank of Unit 7 and modification of the ash disposal systems for Units 5-8 at Dou He Power Plant; modification of the electric dust remover for Unit 4 and NCS modification for the network control system at Zhang Jia Kou Power Plant; and DCS modification for Unit 3 at Xia Hua Yuan Power Plant.

2. **Operational Management**

The Company and its subsidiaries achieved consolidated operating revenue of approximately Rmb9,951 million during the Year, representing an increase of approximately 24.10% over the Previous Year. The increase in operating revenue was mainly attributable to the increase in on-grid electricity by the Company and its subsidiaries.

During the Year, the Company and its subsidiaries achieved consolidated net profit of approximately Rmb1,812 million, representing an increase of 28.99% as compared to the Previous Year.

The substantial increase in the consolidated net profit of the Company and its subsidiaries for the Year was mainly attributable to the increase in the on-grid electricity of the Company and its subsidiaries, as well as the continued stringent cost control measures, the implementation of rigorous economic-target accountability system and diligent verification of financial budgets adopted by the Company and its subsidiaries. With the increase in power demand, coal supply was tight and fuel prices were on the rise throughout the Year. Under such unfavourable conditions, in addition to the measures taken to ensure stable coal supply, the Company and its subsidiaries also made appropriate adjustments to the structure of power generation. With the two 600 MW generation units of Datang Tuoketuo Power with lower fuel operating costs put into operations and other measures taken, the Company was able to control the fuel price increase within a relatively low level. Meanwhile, the Company and its subsidiaries continued to implement effective energy conservation measures and improve the operating efficiencies of its generating units which resulted in coal consumption rate being 3.75 gm/kWh lower than that of the Previous Year, while weighted average self consumption rate of the plants dropped by approximately 0.49 percentage-point as compared to the Previous Year. Accordingly, the unit fuel cost of the Company and its subsidiaries' generating units were reduced by approximately Rmb3.33 / MWh as compared to the Previous Year.

During the Year, the Company successfully issued 5-year convertible bonds amounting to US$153.8 million at an annual coupon interest rate of 0.75%, reflecting the Company's strong financing ability.

3. **Business Expansion**

The construction projects of the Company and its subsidiaries progressed smoothly during the Year. Two 600 MW units (a total of 1,200 MW) of Datang Tuoketuo Power and two 220 MW units (a total of 440 MW) of Datang Yungang Thermal Power were put into operation during the Year. Breakthroughs were achieved in both construction and pre-construction projects to ensure continued growth in the production capacity of the Company and its subsidiaries. Major business expansion of the Company and its subsidiaries is as follows:



(1) Units 1 and 2 (2x600 MW) of Datang Tuoketuo Power were put into operation in June and July, respectively, during the Year. The interval of 50 days between the commissioning of the two units set a new record for similar units in North China area.

(2) Units 1 and 2 (2x220 MW) of Datang Yungang Thermal Power were put into operation in November and December of the Year, respectively. It took less than 20 months for the two units to start generating power since the commencement of their foundational works, setting a new record of construction progress for large-scale domestic direct air-cooling units in cold regions.

(3) The construction works of the Company's subsidiaries progressed smoothly during the year:

- Units 3 and 4 (2x600 MW) of Datang Tuoketuo Power are under construction and scheduled to put into operation in 2004.
- Unit 1 of the technological upgrade project (2x300 MW thermal power units) of Datang Tangshan Thermal Power was put into operation in the first quarter of 2004, and Unit 2 is expected to be put into operation in the fourth quarter of 2004.
- The two 500 MW units of Datang Shentou Power are under construction, and the first unit is expected to start generating power in 2004.
- The two 300 MW units of Datang Liancheng Power are under construction, and the first unit is expected to start generating power in 2004.
- Datang Honghe Power has obtained approval from the National Development and Reform Commission ("NDRC") for its construction commencement report of the two 300 MW coal-fired units. Official construction is scheduled to begin in 2004.

(4) Pre-construction works progressed effectively, of which:

- Preparations for the construction of Units 5 and 6 of Datang Tuoketuo Power are underway and the project proposal has been submitted to NDRC for approval.

- The construction commencement report for the development, construction and operation of Yunnan Nalan Hydropower Project (3x50 MW hydropower units) by Datang Nalan Hydropower has been approved by Yunnan Provincial Planning and Development Commission.

- The construction commencement report for Yayangshan Hydropower Project (2x50 MW), to be developed, constructed and operated by Datang Lixianjiang Hydropower has obtained approval from the Yunnan Provincial Planning and Development Commission. Preparations for construction for power stations in Longma, Jufudu, Gelantan and Tukahe along Lixianjiang are underway.

- The development right for Zhejiang Wushashan Power Generation Project located in Wushashan of Zhejiang Province has been obtained in the Year. Preparations for the construction of four 600 MW coal-fired units are underway.

- Datang Pengshui Hydropower, invested by the Company and other shareholders, was established on 28 August 2003 to construct five 350 MW hydropower units in the downstream area of Wujiang, Pengshui County, Chongqing City. Preparations for the construction are underway.

The Company has also started preliminary development works in areas where there is the market advantage, such as Guangdong, Fujian, Zhejiang and Jiangsu provinces.

While actively expanding its business, the Company also put a lot of efforts in ensuring high quality of its construction projects which is the cornerstone of smooth operation of the units and market competitiveness in the future. At the beginning of 2004, Units 7 and 8 of Zhang Jia Kou Power Plant and Unit 1 of Datang Panshan Power won the silver award of The Nation's Best Quality Projects 2003 from The Nation's Quality Projects Awards Assessment Committee.

4. Financial Analysis

(1) Operating Results

The Company and its subsidiaries achieved consolidated net profit of approximately Rmb1,812 million representing an increase of approximately 28.99% over the Previous Year. Basic earnings per share was approximately Rmb0.35, representing an increase of approximately Rmb0.08 per share over the Previous Year.

- Operating revenue: consolidated operating revenue of the Company and its subsidiaries for the Year amounted to approximately Rmb9,951 million, representing an increase of approximately 24.10% over the Previous Year. The increase in consolidated operating revenue was mainly resulted from increase in on-grid electricity.

- Operating costs: consolidated operating costs of the Company and its subsidiaries for the Year amounted to Rmb6,795 million, representing an increase of approximately 21.76% over the Previous Year. Among this, fuel costs amounted to approximately Rmb3,165 million, 23.82% higher as compared to the Previous Year. Increase in fuel costs was mainly resulted from the increase in on-grid electricity. However, unit fuel cost for the Year was lowered by approximately Rmb3.33/MWh, which was caused by the commissioning of large units with larger capacities, lower consumption rates and lower costs. Depreciation of fixed assets for the Year increased by approximately 18.87% as compared to the Previous Year mainly because of additional depreciation of Datang Panshan Power Unit 2 for additional half-year and the generation units of Datang Tuoketuo Power and Datang Yungang Thermal Power which were put into operation during the Year.

- Finance costs: finance costs for the Year decreased by approximately 31.72% as compared to the Previous Year, which was mainly attributable to a reduction of fair value loss for interest rate swap by approximately Rmb187 million as compared to the Previous Year.

(2) *Financial Position*

As at 31 December 2003, total consolidated assets of the Company and its subsidiaries amounted to approximately Rmb35,544 million, representing an increase of approximately Rmb8,724 million over the Previous Year. Total consolidated liabilities amounted to approximately Rmb18,582 million, representing an increase of approximately Rmb7,049 million over the Previous Year. Minority interests amounted to approximately Rmb1,241 million, representing an increase of approximately Rmb333 million over the Previous Year. Shareholders' equity amounted to approximately Rmb15,721 million, representing an increase of approximately Rmb1,342 million over the Previous Year. The increase in total assets mainly resulted from the implementation of the expansion strategy by the Company and its subsidiaries and the corresponding increase in investments in construction-in-progress.

(3) *Liquidity*

As at 31 December 2003, the asset-to-liability ratio (i.e. the ratio between total liabilities and total assets, excluding minority interests) for the Company and its subsidiaries was approximately 52.28%. The net debt-to-equity ratio (i.e. (total loans + convertible bond - cash and cash equivalents - bank deposits - quoted securities) /shareholders' equity) was approximately 61.07%.

As at 31 December 2003, total cash and cash equivalents and bank deposits with a maturity of over 3 months of the Company and its subsidiaries amounted to approximately Rmb5,428 million, among which the equivalent of approximately Rmb2,035 million was in foreign currencies. The Company and its subsidiaries had no entrusted deposits or overdue fixed deposits during the Year.

As at 31 December 2003, short-term loans of the Company and its subsidiaries amounted to approximately Rmb2,861 million which bore annual interest rates ranging from 2.88% to 4.78%. Long-term loans (excluding those due within 1 year) amounted to approximately Rmb10,306 million and long-term loans due within 1 year amounted to approximately Rmb829 million at annual interest rates ranging from 1.30% to 5.76%, of which an amount equivalent to approximately Rmb2,776 million was denominated in United States Dollars. The convertible bond was denominated in United States Dollars and equivalent to an amount of Rmb1,032 million. The Company and its subsidiaries pay regular and active attention to foreign exchange market fluctuations and constantly assess foreign currency risks.

As at 31 December 2003, former North China Power Group Company ("NCPGC", currently known as North China Grid Company Limited) and some minority shareholders of Company's subsidiaries provided guarantee for the loans of the Company and its subsidiaries amounting to approximately Rmb6,096 million. The Company had not provided any guarantee in whatever forms for any other company apart from its subsidiaries.

5. Performance of the Company's Shares and Investor Relations

Beijing Datang Power was a favourite counter in the stock market as investors bought on its excellent operating results. Driven by strong investor interest, the share price of the Company rallied in the secondary market throughout 2003 to close the year at HK$5.550, a historic high since August 1997 and representing a P/E ratio of 21.79 times. The average share price for the year was HK$3.666, representing a P/E ratio of 14.35 times.

Meanwhile, the Company duly impressed the market with its management and achievements, bagging numerous awards from *Euromoney*, *Finance Asia*, *Asiamoney* and *CFO*, including Best Corporate Governance in China, Best Managed Company in China, Best Investor Relations, Best in Financial Management and Best Annual Report in China. The Company was named among China's Top 100 Listed Companies by *Fortune* and the World's Top 250 Energy Companies by *Global Energy Business*. It is particularly noteworthy that earlier in 2004, the Company was named the Best Company in China for the Year by *The Banker*, an affiliate publication of *Financial Times*. This award came through a process of preliminary screening followed by selection among over 500 companies from 35 countries on the basis of poll results as well as articulate and objective assessments. Only 29 companies representing 29 countries emerged as the final award winners for 2003, among which Beijing Datang Power represented the only candidate from China.

6. Outlook for 2004

It is forecasted that China will continue to achieve steady economic growth in 2004. Nationwide power consumption is expected to grow by approximately 12%. Tension in power supply provides new business opportunities to the Company and its subsidiaries. The Company and its subsidiaries will expand their business across the nation in addition to the continued development in the BTT Area. The Company will actively develop, construct, operate and manage large-scale power plants in various regions to expand its market shares nationwide and to improve its ability to counteract against risks and pursue sustainable development. NDRC has announced a new tariff policy, according to which the on-grid tariffs for electricity sold to provincial or higher level power grids by coal-fired units were increased by Rmb7/MWh (tax inclusive) from 1 January 2004. The previous year's average tariff of the relevant provincial power grid will be adopted as the tariff of the newly operating units. With the implementation of the new tariff policy, and more new units being put into operation over the years, the profitability of Company and its subsidiaries will increase steadily. On the other hand, there are also unfavourable conditions in 2004: the increase in fuel prices and the increasingly stringent environmental protection requirements may affect the Company's profitability. The Company will further enhance its management standards to overcome the challenges of such adverse factors and achieve competitive advantages in the future competitive bidding power market. The Company's work focus in 2004 includes:



(1) Actively pursue business expansion, continue pre-construction works and identify as well as create development opportunities;

(2) Actively identify different financing channels that would help lower the Company's capital costs and appropriately rationalise its capital structure to prepare for the future financing requirements arising from the Company's rapid business expansion;

(3) Continue to enhance its construction works to ensure Units 3 and 4 of Datang Tuoketuo Power (2x600 MW), Units 1 and 2 of Datang Tangshan Thermal Power (2x300 MW), Unit 1 of Datang Shentou Power (500 MW) and Unit 1 of Datang Liancheng Power (300 MW) will be put into operation in 2004, and also to strive to control project costs and ensure project quality so as to provide solid foundations for enhancing the Company's competitiveness in future;

(4) Improve the overall safety standard of all the generating units by enhancing scientific and standardised production management, strengthening repair and maintenance, and technical management with special emphasis on appropriate arrangements of overhaul programmes to improve the quality of repair and maintenance works, and enhancing maintenance of equipment to eliminate defects and hazards that might affect the safe and stable operation;

(5) Ensure fuel supply for the Company and its subsidiaries' operating plants by enhancing fuel management and procurement; optimising allocation of coal resources and railway transport capacity; effectively handling external coordination with mining and rail authorities; and organising deployment plans for coal; and

(6) Enhance efforts in cost management and explore new sources for revenue and opportunities for cost saving; and secure growth in sales revenue by increasing power generation, raising tariffs and optimising on-grid electricity structures.

Zhang Yi
President

17th March 2004

Corporate Governance

It is specified in the Articles of Association of Beijing Datang Power that the General Meeting shall be the supreme authority of the Company and that the Board of Directors and the Supervisory Committee shall be accountable to the General Meeting, while the President shall be accountable to the Board of Directors. The powers and obligations of the shareholders and the General Meeting, the Directors and the Board of Directors, the Supervisors and the Supervisory Committee and the Company's President have also been specified in the Articles of Association. Over the years, the Company has sought to regulate its organisation and activities of the Company as well as the rights and obligations between the Company and the shareholders and among shareholders in accordance with the Articles of Association, resulting in a gradual improvement in governance structure and smooth progress and development of its operation and management.

I. Shareholders and the General Meeting

On top of pursuing business expansion to secure sound economic benefits for shareholders, the Company has also made major efforts towards the provision of timely and accurate information on the Company's operation and management to shareholders through various means. Annual General Meetings are convened each year as required to determine the operating principles and investment plans of the Company; elect and replace Directors and Supervisors, review the work of the Board of Directors and the Supervisory Committee; and review the annual financial budgets, final accounts and profit distribution proposals of the Company. Annual and interim results and reports are published every year to provide details on the Company's operations and the Directors and to address the concerns of shareholders and investors. Relevant information in respect of major decisions made by the Board of Directors and the Board's implementation of resolutions made by the General Meetings are published for shareholders' information on a periodic basis in accordance with the Listing Rules. The Company has also set up a department with dedicated staff to receive visitors, and to answer telephone enquiries at any time, as long as it complies with the regulations concerned, through published contact numbers. Meanwhile, a corporate website has also been launched where information on the Company such as latest updates, track records and management organisation could be found, with a view to giving shareholders and investors a comprehensive understanding of the Company's operations.

II. The Board of Directors

The Company's Board of Directors currently consists of 14 Directors, including 4 Executive Directors, 8 Non-executive Directors and 2 Independent Directors, among whom are technical or management experts in power generation, financial experts and scholars.

It is specified in the Articles of Association that the duties of the Directors shall be to determine the business plans and investment proposals of the Company; to formulate its annual financial budgets and final accounts, profit distribution proposals and proposals for making up losses; to determine the setting up of the Company's internal management organisation; and to lay down the Company's basic management system. In 2003, the Board of Directors convened 9 meetings (including board meetings in writing) and reviewed 39 proposals.

As of now, all Directors have been honouring their duties and obligations as directors with full dedication to procuring steady development of the Company's business and establishing and protecting the Company's fine reputation.





III. The Supervisory Committee

The Company's Supervisory Committee is formed by three members, including two shareholder representatives and one staff representative. The shareholder representatives are subject to election and removal by the General Meeting. The staff representative is subject to election and removal by staff through democratic means. The Directors, the President and the Financial Controller of the Company may not act concurrently as Supervisors.

Being accountable to the General Meeting, the Supervisory Committee performs its duties in accordance with the law to: inspect the finance of the Company; exercise supervision in respect of any violations of the law, administration regulations or the Articles of Association by the Directors, the President and other senior management officers of the Company in the discharge of their duties; and verify financial information to be submitted to the General Meeting by the Board of Directors such as financial reports and profit distribution proposals. By attending the Board of Directors meetings, the Supervisors are informed of the bases on which decisions of the Board of Directors are made and whether such bases are fair on a concurrent basis. The Supervisors also attend meetings of the Audit Committee of the Board of Directors to exercise joint supervision of the Company's internal decision-making procedures and to audit the performance and accountabilities of the auditors.

IV. The Audit Committee

An Audit Committee has been set up under the Board of Directors of the Company to assist the Board of Director in internal controls and financial management. During 2003, the Audit Committee convened two meetings to conduct conscientious audit of the Company's interim and annual results and related financial matters, as well as assessment of the auditors' work.

V. The President and the Management

Being accountable to the Board of Directors, the Company's President is responsible for coordinating the work of the senior management and other staff of the Company in the implementation of the Board of Directors' decisions.

The Company published the Working Rules in 2003 to specify the Company's internal work procedures, the duties of the management and the manner in which significant management decisions should be made, in a bid to enhance scientific operation by systematising and standardising the Company's internal procedures. The President's Office convenes meetings to study production and operation management as well as coordinate the implementation of the Board's decisions. The major agenda of the meetings are: (1) to formulate the Company's annual operation plans and their implementation; (2) to study the Company's development strategy, medium- to long-term planning and capital operation plans; (3) to formulate proposals for major investment and financing plans; (4) to study major construction projects and significant issues relating to power generation and operation; (5) to formulate the Company's basic management system and rules and regulations; (6) to establish and adjust the Company's internal management systems and mechanisms as well as its internal departments; and (7) to study significant issues in the Company's auditing.

As provided by the Work Rules, the President's Office convenes meetings at least once a week to procure timely solutions to issues arising from the Company's daily operation.

VI. Special Committees

The Company has set up a number of special committees to assist the President in decision-making and complete various specific tasks in the Company's operations. Currently the Company has 26 special committees, including:

The Budget Management Committee: The Committee is responsible for proposing annual expenditure budgets of the Company, cost-control measures and budget adjustments. The President and the Financial Controller of the Company act as the Director and the Deputy Director, respectively, of the Budget Management Committee, while other committee members comprise senior management staff and the heads of various financial departments. A Budget Preparation and Review Task Group has been set up under the Budget Management Committee, comprising the heads of various departments of the Company.

The Safe Production Committee: Safe production has always been emphasised as the cornerstone to power generation, and the prime responsibility for safe production rests with the President. This Committee assists the President to make proposals relating to overall safety in the Company's operations, including safety for production, infrastructure, equipment and personal safety. The President acts as the Director of the Committee, which comprises the Vice President responsible for safe production and the heads of various departments.

The Steering Group for Fuel Supply: Responsible for assisting the President in the coordination of fuel supply, maintaining communications with coal mines and rail operators and making proposals relating to fuel allocation.

The Steering Group for Energy Conservation: Responsible for assisting the President to coordinate the Company's energy conservation initiatives, setting major annual energy consumption benchmarks, as well as reviewing and supervising the implementation of energy conservation planning and measures.

The Steering Group for Reliability Management: Responsible for studying and formulating the Company's reliability management objectives; establishing the corporate reliability management system; formulating rules and regulation for reliability management; organising training and technical exchange programmes for professional technical staff responsible for reliability management; and conducting appraisals of reliability benchmarks.

The Steering Group for Power Project Design, Construction and Tendering: Responsible for coordinating the designs and tenders of the construction projects under the Company's operating units and providing overall supervision of the entire process of calling for and selection of tenders.

The Steering Group for Power Equipment Tendering: Responsible for coordinating power equipment tenders for construction and production projects under the Company's operating units and providing overall supervision of the entire process of calling for and selection of tenders.

VII. Internal Audit

The Company set up the Inspection and Audit Department in 2003 as a dedicated department for internal audit, the main duties of which are to conduct internal audit of the Company and its subsidiaries and majority-owned companies to ensure compliance with laws and regulations, resolutions and other rules and regulations; to handle reports of fraud and complaints; to conduct investigation in respect of material cases; and to conduct appraisals, check violations and monitor operational efficiency.

Pursuant to the Company's internal audit system, all senior management staff of the Company's subsidiaries and majority-owned companies must be subject to relevant business audit upon their departure from office to indicate their performance and whether there has been any significant negligence.

VIII. Credentials

Our open and transparent management and our thoughtful and truthful service to our shareholders have won praises from shareholders and the investment community at large. In 2003, the Company won numerous awards from *Euromoney*, *Finance Asia*, *Asiamoney* and *CFO*, including Best Corporate Governance in China, Best Company Management in China, Best Investor Relations, Best in Financial Management and Best Annual Report in China. The Company ranked among China's Top 100 Listed Companies named by *Fortune*. It is particularly noteworthy that in early 2004, the Company was named the Best Company in China for the Year by *The Banker*, an affiliate publication of *Financial Times*. As the only PRC company to have received this honour, Beijing Datang Power is well rated by the adjudication committee for the award, who notes that "In the process of China's power industry restructuring, Beijing Datang Power aspired to become not the largest, but the most efficient and competitive company in China... Beijing Datang Power has differentiated itself from others by its well-defined strategies, professional management, excellent investor relations and transparency in operation. These characteristics have already won for the Company numerous international awards in the past."





Beyond
Ourselves



Maximising Our Development Potential

The Company never ceases to introduce innovations to internal systems, mechanisms and management methods. It practices people-oriented management philosophies, with due focus on human resource development. A mechanism for universal staff training is being developed, as are mechanisms for professional training and incentives for outstanding employees. All these efforts are aimed at developing each employee's potential, hence maximising the Company's development potential.

Human Resources Overview

Structure of Human Resources and Training

As at 31 December 2003, the Company and its subsidiaries had a total of 7,632 employees. The per MW unit ratio of manpower employed for the operation was lowered by 16% as the Company's installed capacity increased by 1,640 MW amid the Company's rapid development in 2003.

An new labour management initiative was adopted to contain staff expansion, whereby the organisation and staff size of new business divisions were streamlined while management and professional/technical staff from existing companies were deployed in new projects.

Training was enhanced in response to requirements of the management system. The equipment site inspection system was adopted for new projects and introduced on a trial basis in existing companies, with a view to training equipment inspection personnel into a high-calibre team.

The Company made diligent efforts to develop three teams: 1) a high-calibre management team of 1,107 managers, including 45% holders of bachelor or higher degrees and 48% graduates of vocational colleges; 2) a professional technical team of 524 technical staff, of whom 57 held senior titles, 173 held intermediate titles and 206 held junior titles; and 3) a technical team of 2,917 technical workers, comprising 30 certified or senior technicians, 132 senior workers, 501 intermediate-grade workers and 369 junior workers.

Staff training was enhanced during 2003 to improve the quality of these three teams. Selected senior management staff attended MBA courses at Tsinghua University, while middle management staff took part in an in-service training programme on financial knowledge for four months. Two in-service training courses, each lasting for nine weeks, were organised for thermal controllers, while an eight-week full-time training was provided for professional technical staff for relay protection. In addition, the Company implemented graded skill assessment to motivate employees to acquire more technical knowledge. Through the internal incentive system, employees were encouraged to take on further studies to enhance their knowledge, upgrade their technical level and increase their operating skills.

In 2004, the Company will continue to enhance staff training by selecting senior management staff to attend MBA courses at Tsinghua University and organising training sessions for professional technical staff for thermal control and relay protection. Further progress in technical training will be made through graded skill assessment.

Board of Directors, Supervisory Committee and Senior Management

Members of the Board of Directors

Executive Directors



Yu Hongji

Aged 62, graduated from the Mechanical and Electrical Engineering Department of Tsinghua University, professor-grade senior engineer. Mr. Yu joined the North China Power System in 1968. He held various positions including Head of Shanxi Liangziguan Power Plant and Datong Power Plant No. 2 and had been Deputy Director of North China Power Administration Bureau and Deputy General Manager of North China Power United Company since 1991. Later he became Deputy General Manager of NCPGC. Mr. Yu became Vice Chairman and President of the Company since July 1999. On 3rd March 2003, the Board approved the resignation of Mr. Yu from the positions of Vice Chairman and President. Mr. Yu has long been engaged in the fields of power production, production technology management and operational management. He has extensive experience in power generation and operational management.



Zhang Yi

Aged 56, postgraduate of North China Power College majoring in thermal engineering and a professor-grade senior engineer. He is currently Vice Chairman and President of the Company. Mr. Zhang joined the North China Power System in 1982. He had held various positions including Head of the Thermal Engineering Office and Deputy Director of the North China Power Laboratory, Deputy Head of North China Power Institute, and Plant Manager of the Tianjin Dagang Power Plant. Mr. Zhang was the Deputy Chief Engineer and Manager of the Technology Department of NCPGC. He joined the Company as Deputy General Manager in December 1998, and became Vice Chairman and President of the Company in March 2003. Mr. Zhang is experienced in power plant systems and equipment, with specific expertise in thermal engineering facilities. Mr. Zhang is a government-sponsored expert designated by the State Council.



Yang Hongming

Aged 57, graduated from North China Power College majoring in power systems and automation. He is a senior economist and is currently Vice President and Secretary to the Board of Directors of the Company. Mr. Yang joined the North China Power System as he worked in Handan Power Supply Bureau in Hebei Province in 1968. He had held various positions including technician of Handan Power Supply Bureau in Hebei, as well as Research Analyst and Deputy Chief of Production Control Office of Hebei Provincial Economic and Trade Commission. He became the Company's Deputy Chief Economist, Manager of the Planning and Development Department and Chief Economist since July 1996, and was appointed Deputy General Manager of the Company in March 2003. Mr. Yang is knowledgeable in macroeconomics and market administration of the power industry, and is particularly well experienced in respect of government regulations.



Wang Xianzhou

Aged 49, graduated from Beijing Broadcast Television University majoring in industrial statistics. He is a senior accountant and the Chief Financial Officer of the Company. Mr. Wang joined North China Power System in 1970 and had held various positions including Head of the Financial Department of Xia Hua Yuan Power Plant and Deputy Chief Accountant and Head of the Financial Division of Zhang Jia Kou Power Plant. Since 1995, Mr. Wang had held various positions including Deputy Financial Manager and Financial Manager of NCPGC, Financial Manager and Chief Accountant of the Company. He has been Chief Financial Officer of the Company since August 2000. Mr. Wang has acquired extensive experience in the financial management of power companies from his long-standing focus in this area.

Non-executive Directors



Zhai Ruoyu

Aged 57, graduated from the Economic Management Department of Liaoning University, professor-grade senior engineer. He is currently Chairman of the Company and General Manager of CDT. Mr. Zhai worked in Liaoning Power Plant since 1966 and held various positions including Deputy Director and Director, etc. Since 1992, Mr. Zhai had taken various positions including Deputy Chief of Security and Environmental Protection Division of the Ministry of Energy of the PRC, Deputy Director of the Safety Production Department and Vice Director and Director of Supervisory Bureau of the PRC Ministry of Power Industry, as well as Head of General Office of the State Power Corporation of the PRC Ministry of Power Industry. In March 1999, Mr. Zhai took up the position of General Manager of the Northeast branch of the State Power Corporation. He served as General Manager of NCPGC since December 2000. He became General Manager of CDT since December 2002. Being in the power industry for over 30 years, Mr. Zhai has long been engaged in the fields of power production, production technology management, administration and financial management. He has extensive experience with specific expertise in power generation and business management.



Hu Shengmu

Aged 43, university graduate and senior accountant. He is currently Chief Financial Controller of CDT. Mr. Hu joined the North China Power System as he worked in Beijing Power Supply Bureau in 1981. He had been Deputy Head and Deputy Manager of the Finance Department of the North China Power Administration Bureau of (NCPGC), Chief Accountant and Financial Manager of the Company and Chief Accountant of NCPGC. Mr. Hu was appointed Chief Accountant of CDT in January 2003. Mr. Hu has been involved in financial management of power system for 22 years. He is knowledgeable in financial management and has extensive experience in financial practices.

Yang Jiayi



Aged 45, graduated from the Faculty of Civil Engineering of Taiyuan University of Technology majoring in industrial and civil construction, and subsequently graduated from Zhongnan University of Finance and Economics majoring in investment economics. Mr. Yang is a master degree holder and was assessed as an associate professor in Economics in 1992. In 1993, he became a certified public accountant, as well as a senior engineer. He is currently Deputy General Manager of Beijing International Power Development & Investment Company. He had worked in the Municipal Construction Commission of Yuci City, Shanxi Province since 1978. In 1983, he pursued postgraduate studies in investment economics in Zhongnan University of Finance and Economics. Subsequently, Mr. Yang taught in the Department of Investment at Central University of Finance & Economics from 1986 to 1996 and had been Deputy Head of Department. In 1994, he studied at the Faculty of Business Administration of Grenoble Business School No. 2 in France. He has been Deputy General Manager of Beijing International Power Development and Investment Company since 1996. He was engaged in research projects in the School of Government of Harvard University, the U.S. from September 2000 to January 2001. With his long-standing involvement in the theoretical study and actual practice of investment management, Mr. Yang has acquired extensive experience in corporate financial management and investment and corporate finance planning.

Liu Haixia



Aged 42, graduated from North China Power College majoring in power plant thermal energy. He subsequently pursued postgraduate studies in Business Administration in the Renmin University of China. He is a senior engineer and Assistant to General Manager of Beijing International Power Development and Investment Co. Mr. Liu joined Beijing Electric Power Company in 1983 and had since undertaken positions of Technician, Engineer and Assistant to Manager and Deputy Manager. He has been Assistant to General Manager of Beijing International Power Development and Investment Company since 1998. With his long-standing involvement in corporate management and planning management of power companies, Mr. Liu has acquired extensive experience in corporate management and industrial planning and investment.

Su Tiegang



Aged 56, university graduate and senior engineer. He is currently Deputy General Manager of Hebei Construction Investment Company. He started his career in 1968 and had worked in the Provincial Construction Commission of Qinghai and Qinghai No. 3 Construction Engineering Company. Mr. Su became Head of Project Office of Hebei Construction Investment Company in 1989. Later in 1991, he served in Hebei Provincial Planning Committee as Head of Investment Department. He has become Deputy General Manager of Hebei Construction Investment Company since December 1995. With his long-standing involvement in corporate management and planning management, Mr. Su is well experienced in corporate management and industrial planning and investment.

Ye Yonghui



Aged 51, presently Manager of the Energy Branch of Hebei Construction Investment Co. Mr. Ye started his career in 1969 and joined the Energy Branch of Hebei Construction Investment Co. in 1990, holding posts such as Administrative Officer, Deputy Manager and Manager of the Jibei Branch. From August 1999 to date, he has been Manager of the Energy Branch of Hebei Construction Investment Co. With his long-standing involvement in corporate management and planning management, Mr. Ye has acquired extensive experience in corporate management and industrial planning and investment.

Tong Yunshang



Aged 62, graduate of Northeast Forestry College, professor-grade senior engineer. Mr. Tong is presently General Manager of Tianjin Jinneng Investment Company. He started his career in 1965 in Tianjin Stationery Company. Subsequent to this, he had held various positions including Plant Manager of Tianjin Paper Manufacturing Company, and Head of Industrial Department of Tianjin Municipal Planning Committee. He has become General Manager of Tianjin Jinneng Investment Company since 1996. With his long-standing involvement in corporate management and planning management, Mr. Tong is well-experienced in corporate management and industrial planning and investment.



Zhang Wantuo

Aged 57, graduated from the Tianjian University of Finance and Economics, presently Deputy General Manager of Tianjin Jinneng Investment Company. Mr. Zhang started his career in 1970 in Tianjin Teachers Institute. He has been the cadre, Deputy Division and Director of the Energy Department of Tianjin Municipal Planning Committee since March 1981. In February 1999, he became Deputy General Manager of Tianjin Jinneng Investment Company. With his long-standing involvement in energy planning and planning management, Mr. Zhang has acquired extensive experience in corporate management and power planning and investment.

Independent Non-executive Directors



Xu Daping

Aged 60, graduated from Tsinghua University specialising in thermal engineering surveying and automatic control. He is currently a professor cum advisor for PhD students at the North China Power University. Mr. Xu joined the No.1 Engineering Bureau of the Ministry of Hydropower in 1967 responsible for construction management. He then joined Guozhou Dam Hydropower Engineering Institute in 1979, assuming various positions such as Department Head, Deputy Director and Director of the Institute. In 1993 Mr. Xu became Deputy Director of Beijing Dynamics and Economics Institute. Since 1995 he has been Executive Deputy Principal and then Principal of North China Power University, and concurrently as Director of Beijing Institute for Electric Power Management Cadres. He is currently Secretary of the Communist Party Committee of North China Power University. Mr. Xu has a wealth of knowledge and practical experience in power generation and management.



Wu Zhentao

Aged 49, Managing Director of Guo Tai International Group.

Members of the Supervisory Committee

Zhang Jie

Aged 55, graduated from the Central Communist Party School majoring in political theories. Mr. Zhang is a senior economist and Chairman of the Supervisory Committee of the Company. He started his career in 1968 and joined the Power System in 1973. Mr. Zhang had held positions including Deputy Head of the Publicity Division, Deputy Director of the Maintenance Office and General Secretary to Party Committee of Datong General Power Plant and Chairman of the Staff Union of Datong Second Power Plant. He worked in Chengde Power Supply Company as Secretary to Party Committee in 1994 and in Beijing Power Supply Company (Power Supply Bureau) as Deputy Secretary to Party Committee in January 1995. Mr. Zhang has become Chairman of the Supervisory Committee of the Company since September 2000. Mr. Zhang has long been engaged in management work at power enterprises and has extensive experience in administrative management.

Fu Guoqiang

Aged 41, university educated, senior accountant. Mr. Fu is Deputy Head of the Finance Department of CDT. He was Head of the Finance and Assets Management Department of Hebei Power Company and Manager of the Finance Department of NCPGC. Mr. Fu took up the position of Deputy Head of the Finance Department of CDT since January 2003. Mr. Fu has been engaged in finance management in power system for an extensive period and has accumulated extensive experience in practice and management.

Shi Xiaofan

Aged 52, tertiary educated, senior economist. He is presently Assistant to General Manager and Head of the Human Resources Department of the Company. Mr. Shi had worked in NCPGC as Head of the Personnel Department. He became Head of the Human Resources Department of the Company in 1996 and Assistant to General Manager and Head of the Human Resources Department of the Company in March 2003. Mr. Shi is well-experienced in human resources development and management in the power industry and is well-experienced in the management of human resources in the sector.

Company Secretary

Yang Hongming

Aged 57, Executive Director and Vice President of the Company.

Senior Management

Yu Libin

Aged 58, graduated from North China Power College majoring in thermal dynamics with a master's degree. Mr. Yu is a professor-grade senior engineer and Deputy General Manager of the Company. He started his career in Northeast Power Construction Company in 1966, serving as Deputy Director of Yuanbaoshan Power Plant, Head of Power Generation Division of the Northeast Power Administration Bureau's Production Department, Director of Tieling Power Plant, Deputy Chief Engineer and Head of the Production Department of Northeast Power Group Company, as well as Deputy General Manager of Liaoning Power Generation Company Limited. He took up the position of Deputy General Manager of Shanxi Power Generation Company Limited in November 2000 and became Deputy General Manager of the Company in March 2003. Mr. Yu has worked in the Power System for over 30 years and is well-experienced in the fields of power generation and management.

Wei Yuan

Aged 48, graduated from the Hebei Broadcast & TV University majoring in party politics. Mr. Wei is a senior economist and is presently Deputy General Manager of the Company. He joined the North China Power System in 1977, serving positions such as Director of Tangshan Power Plant, Deputy Director and Secretary to Party Committee of Dou He Power Plant and Director of Qinhuangdao Thermal Power Plant. Mr. Wei served as the Company's Deputy Chief Economist and Manager of the Development and Planning Department in April 1998, and became Deputy General Manager in March 2003. He has extensive experience in power plant administration and production management.

Qiao Xinyi

Aged 51, graduated from North China Power College majoring in thermal dynamic. He is a senior economist and is presently Director of the Work Division Committee and Head of Corporate Culture Department of the Company. Mr. Qiao joined the North China Power System in 1969. He had undertaken positions as Assistant to Director, Deputy Director and Assistant Manager of Human Resources Department of NCPGC and Deputy General Manager of Qinhuangdao Power Company. He became Director of the Work Deployment Committee and Head of the Professional Culture Department of the Company in February 2000. Mr. Qiao has been involved in the corporate and operational management of power generation companies for many years and is well experienced in administrative management.

Qiu Ling

Aged 57, graduated from Beijing Power College majoring in thermal engineering automation. He is a professor-grade senior engineer and is presently Chief Economist of the Company. Mr. Qiu started his career in 1970 in Luan He Power Plant and had since held positions such as Deputy Director of Hebei Electric Power Testing & Research Institute, NCPGC's Engineering Officer of the Production Technology Department and Engineering Officer of the Power Station Construction Department. He has served the Company as Engineer Officer and Manager of the Construction Department since 1999 and became the Chief Economist since March 2003. Mr. Qiu has been involved in power generation technology for a long time and is well-experienced in power generation construction.

Zhao Qingzheng

Aged 59, graduated from Beijing Power College majoring in thermal dynamics. He is a senior economist and is presently Assistant to General Manager of the Company. Mr. Zhao started his career in 1968, and had since served as Deputy Director of Beijing Thermal Power Plant and The General Thermal Power Plant, Head of Finance Department of NCPGC, General Manager of North China Power Industrial Corporation and Deputy General Manager of NCPGC. He became Assistant to General Manager of the Company in 1999. Mr. Zhao is well experienced in management of power companies.

Cai Enzhi

Aged 60, graduated from Jilin Power College majoring in thermal dynamics. He is a professor-grade senior engineer and is presently Deputy Chief Engineer of the Company. He joined the North China Power System in 1967 and served as Manager of Hebei First Power Infrastructure Company, Deputy Chief Engineer of NCPGC. He became Deputy Chief Engineer of the Company in 1999. Mr. Cai is knowledgeable in power production facilities and corporate management and is well-experienced in management of power companies.

Song Yuluo

Aged 50, graduated with a master's degree from North China Power University majoring in thermal dynamics. He is a senior engineer and is presently Deputy Chief Engineer and Production Manager of the Company. He started his career in 1968 and joined the North China Power System in 1976 and served as Deputy Director and Director of Datong Power Plant No.2 in 1985 and 1994 respectively. He became Deputy Chief Engineer of the Company in January 1997 and Production Manager in October 2000. Mr. Song is knowledgeable in power production process and corporate production process management and is well experienced in management of power generation business.

Zhu Guanqun

Aged 45, graduated from Zhejiang University majoring in precision engineering. He is a senior engineer and is presently Deputy Chief Economist and Director of International Cooperation Department of the Company. He joined the North China Power System in 1982 and served as Deputy Director of Beijing General Power Equipment Plant. Deputy Manager of General Planning Department and Deputy Manager of Finance Department of NCPGC, as well as General Manager of North China Power International Trading Company. He became Deputy Chief Economist and Director of International Cooperation Department of the Company in January 2002. Mr. Zhu has extensive experience in management and marketing of power generation business.

Tong Yiying

Aged 41, graduated from North China Power Institute majoring in power plant thermal energy with a master's degree in engineering. A professor-grade senior engineer, Ms. Tong joined the North China Power System in 1983 and had held various positions in a number of power generation enterprises. Ms. Tong is knowledgeable in power production, operation and management, and is well-experienced in power production management. Ms. Tong has been the Company's Deputy Chief Engineer since May 2003, and has also taken up the position of Production Manager since August 2003.

Li Shidong

Aged 41, graduated from Hefei Industrial University majoring in Agriculture and Hydraulics, a professor-grade senior engineer. He is currently the Company's Deputy Chief Engineer. Mr. Li worked in the Beijing Prospecting and Design Institute under the [Ministry of Hydropower] in 1984. He was Head of the Planning Department with China Hydraulics and Hydropower Construction Engineering Consulting Company, Director of the Planning Division with China Hydropower Consulting Company Limited and Deputy Chief Engineer of the Hydropower and Hydraulics Planning Institute. He has been the Company's Deputy Chief Engineer since November 2003. Mr. Li has long been involved in national planning and macro pre-construction works in hydropower, and possesses extensive experience in the planning and design of hydropower and pumped-storage stations.

Beyond Traditional Financing





Optimal Capital Structure, Flexible Financing Channels

The Company completed the issue of US$153.8 million five-year convertible bonds in 2003, featuring the lowest coupon rate ever achieved by a China registered issuer. The Company was also granted banking facilities of RMB85 billion in aggregate, providing strong financial cover for the Company's further expansion moves. The Company will actively explore various financing channels in the domestic and international markets, so as to enjoy the full advantage of financial leverage while maintaining an optimal capital structure.

Questions Frequently Asked by Investors

1. Following acute power shortage in 2003, what are the trends of power supply and demand in China expected for 2004 and the two years ahead? What opportunities are the Company facing as a result?

China experienced extensive power shortage in 2003, with 21 provinces being obliged to implement rationing of power supply. Meanwhile, China's economy is entering another high-growth period as rapid economic expansion continued in 2003 with a GDP growth rate of 9.10%, the fastest since 1996. The fact that demand for power grew by 15.40% while supply increased by only 7.8% in 2003 only partially demonstrated the overall lack of balance in power supply and demand. In fact, shortage in power supply capitulated in 2002 when demand had outgrown installed capacity for some years in a row since 1998, but the situation deteriorated in 2003.



(%)
18
15
12
9
6
3
0
1999
2000
2001
2002
2003
Installed Capacity Growth Rate
Power Demand Growth Rate

Estimates of the State Power Resources Dispatching Centre indicate that the tension in power supply in China will be aggravated in 2004. Substantial undersupply remains as demand is expected to grow by 11% and installed capacity by approximately 9.10% for the year. The 10th and 11th Five Year Plans of the State have set a target for China's power industry to double the nation's installed capacity to over 600,000MW. In tandem with this stated target, China's installed capacity of power generation for the seven years from 2003 to 2010 should grow by 6.56% each year on a weighted average basis. The planned annual increase of installed capacity during this period will be approximately 23,000-25,000MW, whereas demand will increase by approximately 30,000MW, implying a shortfall of approximately 5,000-7,000MW. Therefore, China's power market is expected to remain in undersupply in the two years ahead, a period in which China's independent power generation companies would enjoy a rare, golden opportunity to maintain high growth. Beijing Datang Power will capitalise on this historic opportunity to actively expand its power generation business, enlarge its market shares and make preemptive moves for business growth, striving to achieve the development goal of expanding its installed capacity to 12,899MW by 2006.

2. What does the Company think of the present tension in coal supply? What are the Company's strategies in response to this situation?

The present tension in the domestic coal market is not an indication of long-term depletion of resources. Statistics show that China produced 1,440 million tons of coal ore during the first 11 months of 2003, which was 21.7% more compared to the corresponding period of the previous year. During the same period, 690 million tons of coal were consumed in nationwide power generation, 17.3% more compared to the corresponding period of the previous year. These figures show that supply and demand in the coal market is generally balanced at present. Only certain types of coal are subject to tight supply. Tension in domestic coal supply in 2003 was mainly attributable to: 1) the impact of government policies, such as tariff regulation and the liberalisation of the coal market; 2) robust growth of power demand beyond market expectations; 3) substantial increase in the demand for coal as a result of certain southern regions previously dependent on hydropower switching to coal-fired power because of extraordinary drought in 2003; 4) aggravated bottlenecking of rail transport as most coal transport schedules were postponed to the second half of the year due to the outbreak of SARS; 5) frequent production hazards at certain small coal kilns resulting in prolonged lead time for rectification and affecting coal production.

The Company endeavoured to fulfil its general objective of controlling costs through the implementation of a series of measures to lower fuel costs: 1) Long-term relationships with major coal suppliers were developed in the course of procurement and communications were enhanced based on mutual trust and understanding. In the past two years, Beijing Datang Power was able to purchase about 80% to 85% of its coal requirements through procurement contracts at reasonable prices amid tight supply. The Company also sought to optimise its coal procurement structure and minimise the impact of coal market risks on production by streamlining the consolidated cost of procurement, which comprised coal prices and transportation costs. 2) Technological upgrades relating to energy conservation were implemented and cost management was strengthened, resulting in a decrease of 3.75 gm/kWh in unit coal consumption for electricity delivered in 2003 over the Previous Year against substantial increase in power generation. 3) Management over safe production was enhanced; overhaul schedules were prudently arranged; and optimisation of the power generation structure was achieved by increasing power generation from units with lower unit fuel costs, with a view to bucking the rise of unit fuel costs.



Through effective implementation of the aforesaid measures, the Company overcame the adverse impact of coal price hikes by Rmb5 per ton at the end of 2002 and by Rmb8 per ton throughout 2003. Unit fuel cost was Rmb81.89/MWh, Rmb3.33/MWh lower as compared to the Previous Year.

Coal costs continue to account for a significant portion of the Company's overall costs for power generation, as most of the Company's operating units are still coal-fired. The Company has adopted the following long-term strategies to control coal costs and mitigate market risks: 1) to reduce unit coal consumption by utilising large-capacity units with high technologies and low energy consumption; 2) to streamline the flow of coal transport by developing power plants near coal mines; 3) to strategically strengthen the protection of fuel resources by entering into strategic alliances with large-scale coal suppliers and participating in the investment and development of coal resources in an appropriate and prudent manner; 4) to divert the fuel market risks by enhancing hydropower development.

3. Please discuss the impact of the reform of the power tariff regime on Beijing Datang Power.



The past, present and future development of China's power tariff regime can be analysed into three phases: 1) The approval system, whereby tariffs were determined on the basis of individual costing and there was no motivation for power suppliers to seek cost reductions. 2) Document No. 701 on power tariffs promulgated by the State, which provided for the determination of tariffs on the basis of average social cost plus a reasonable return of profit. This policy change signalled transition to a market-oriented mechanism and prepared the industry for market competition on a level field, providing opportunities for cost reductions. 3) Power pooling based on price competition will be introduced as the market-oriented pricing system matures. Power tariffs are to be determined on the basis of supply and demand in the market by way of a "two-tier" tariff regime.

New policies on power tariffs were promulgated by the State in 2003 in a bid to ensure smooth transition to the new tariff regime: 1) The linking of coal prices and power tariffs: The NDRC announced a power tariff policy that allowed on-grid tariffs for coal-fired units to go up by Rmb7/MWh for every increase of Rmb12/ton in coal prices, in an attempt to end the controversy on coal prices and power tariffs. This policy helped to mitigate the structural conflict arising from the fact that coal prices had been liberalised while power tariffs were still under regulation. It also helped to protect the profitability of power investments by indicating the government's firm commitment to resolve the problem of power shortage and encourage investment in the industry. Moreover, this tariff adjustment provided a paradigm of fuel risk control for power companies prior to the introduction of full price competition. 2) Abolition of tariff approval for new units: For units commissioned after 1st January 2004, the average purchase price of the relevant power grid in the previous year shall apply. In this way, power generation companies can avoid any negative impact on their profitability as a result of implementing provisional settlement rates while awaiting tariff approval.

The two new tariff policies mentioned above will benefit a power generation company that owns a host of new projects, such as the Company, in the following ways: 1) It helps to reduce the risk of tariff-related uncertainties for new projects after they commence operation and improve the predictability of the Company's future profit; in this way the Company will be able to devote substantial resources to developing new projects and expanding its market share. 2) It will have a profound impact for the Company as it makes investment decisions easier. The implementation of the peak/low period tariffs will be enhanced, which will help adjusting and optimising the structure of power consumption and improving the operating efficiency and utilisation of generator units. It will also be profoundly significant in providing guidance to power suppliers in determining different types of units in future investment.

Any reform of the power tariff regime has to take effect in a power market, and no reform would be possible without a suitable market. Under the present situation of extreme tension in the supply and demand of power, it is evident that a market that will work in tandem with tariff reforms has yet to come of age. While anticipating the advent of a market of fair competition, the Company, as a member of China's power industry, will continue to make diligent efforts to prepare for the realisation of such a market.

4. Please discuss how Beijing Datang Power would make the best use of various financing options to ensure support for the Company's sustainable and high-quality growth.

According to our current development plans, the Company's total installed capacity will reach 12,889MW by 2006 through a weighted annual average growth rate of 17.44%. The total amount of the Company's planned capital expenditure for the next three years would be approximately Rmb18 billion. Raising low-cost capital through various financing options to meet the funding needs arising in the course of the Company's rapid growth will help to optimise the Company's capital structure as it would generally result in lower weighted average capital cost. Moreover, it would forge competitive strengths for the Company to cope with imminent market competition by containing financial risks in the Company's development and operation.

The Company launched a series of financing initiatives in 2003: 1) The issue of US$153.8 million five-year convertible bond was completed successfully, featuring the highest conversion premium (30%) and lowest coupon rate (0.75%) ever achieved by a China registered issuer. The issue has been recognised as a landmark in overseas financing by Chinese companies. 2) Leading international rating agency Standard & Poor's re-affirmed the Company's BBB foreign debt rating with stable outlook in 2003, which was at par with China's sovereignty rating. 3) The Company concluded strategic partnerships with major domestic banks such as China Development Bank, Agricultural Bank of China, Bank of China and Industrial and Commercial Bank of China, which had granted banking facilities of Rmb85 billion in aggregate, providing strong financial cover for the Company's further expansion moves. 4) The Company refinanced certain long-term loans with high interest rates by entering into short-term borrowings, capitalising on the current low interest for short-term bank loans.

Looking ahead, based on its current capital expenditure plans, the Company has secured all funding requirements for its existing new projects. Meanwhile, the Company will actively explore various financing options to provide strong support in low-cost financing for the Company's future development while maximising shareholders' value, capitalising on its strengths and opportunities in the domestic and international markets to enjoy the full advantage of financial leverage while maintaining an optimal capital structure.

5. **Please explain the impact of China's new environmental policies on Beijing Datang Power and the Company's corresponding strategies.**

The Company will be affected by the new environmental policies in the following ways: 1) The new policies are underpinned by a stronger emphasis on equality in application. The previous definitions of the two "Restricted Zones" are abolished, whereby all qualifying power generation companies will be subject to payment of discharge fees. Gao Jing Power Plant owned by Beijing Datang Power will no longer be treated as a special case required to pay a pollutant discharge fee. Since the fee is equally applicable to all power generation companies, they will be affected to the same extent. This policy will apply to the industry as a whole, so there should not be any additional burden for any individual entity. 2) While levying the pollutant discharge fees, the government also encourages environmental treatment works by offering refund of the environmental fees. Whilst lawfully enlarging the scope of such fees, the Regulations Governing the Levy and Application of Pollutant Discharge Fees have strictly limited the use of such fees, that is, including such fees in the State's fiscal budget serving as grants and loan interest subsidies for pollution treatment projects. In other words, revenues generated from such fees will be entirely used for the prevention of pollution. Moreover, the emphasis of the regulations on the universal levy on all sources of pollution and the focused application of limited funds to enhance pollution prevention by major polluting sources will be conducive for power suppliers requesting subsidies for the treatment of sulphur dioxide. 3) The implementation of varied pollutant discharge fees for different stages will help avoid any sudden increase in power generation costs. The levy on the discharge of sulphur dioxide will be implemented according to the following schedule: Rmb0.20 per unit equivalent for the period from 1 July 2003 to 30 June 2004; Rmb0.40 for the period from 1 July 2004 to 30 June 2005; and Rmb0.60 beginning from 1 July 2005. This arrangement has taken into consideration the lack of flexibility to cost variations under the current power tariff regime, while a more reasonable reflection of the impact of environmental costs on profitability is expected following the implementation of the new tariff regime in 2006 and beyond when the supply and demand for power will have achieved a better balance.

Beijing Datang Power is taking pro-active measures to cope with the environmental issue: 1) To implement environmental upgrade programmes for existing power generating units, such as desulphurisation, leveraging fully the State's policy regarding discharge fee refund; 2) To reduce discharge of pollutants through technical measures, such as increased use of large-capacity, high-efficiency and low-discharge units as well as low-sulphur coal in new projects; 3) To increase the weighting of hydropower in power generation assets for new projects and to actively explore the feasibility of using clean energy such as gas-fired generation.

6. How is Beijing Datang Power going to maintain its competitive edge and enhance returns for investors as China's power market anticipates full competition in the near future?



The reform of China's power tariff regime will ultimately lead to effective competition through power pooling in a regulated regional market with relative balance in supply and demand. In future competition, which will be underpinned by market-oriented tariffs, whoever is capable of exercising better control over construction, production and financial costs will be rewarded with higher returns and larger market shares. While as one of China's independent power generation companies the Company anticipates fair competition in an orderly market, it is also making active preparations to cope with challenges with a view to enhancing shareholders' value while forging full competitive strengths. 1) The Company will pursue active business expansion by maximising strategic planning in regions where there are cost, market or policy advantages, with a view to identifying as well as creating development opportunities. 2) To provide fundamental assurances for growth in power generation and utilisation hours by enhancing equipment management and improving the safety and reliability levels of generating units on the back of the Company's strengths in professional management of production operations. 3) To seek reductions in construction project costs and fuel costs, leveraging the Company's strengths in professional construction cost management and fuel cost management. In this connection, the Datang Panshan Power Project has achieved cost savings of approximately 20% and the fuel cost for Datang Tuoketuo Power, as a plant situated adjacent to the coal mine, is lower than the average market level by about 50%. 4) To enhance the Company's competitiveness by increasing the construction and operation of large-capacity and high-efficiency units of 600MW or above, on the back of the Company's strengths in professional technology management. 5) To secure financial cover for the Company's development capitalising on the availability of various low-cost financing options.

Beyond Coal-fired



Prudent Development on Hydropower

Beijing Datang Power has taken sustainable development as one of its business goals, and has advanced beyond coal-fired generation in recent years. Datang Fengning Hydropower in Hebei Province commenced operation in 2002, while Datang Lixianjiang Hydropower and Datang Nalan Hydropower in Yunnan have been preparing for construction. The Company marked another milestone of its hydropower development in the second half of 2003 when the new Chongqing Datang Pengshui Hydropower was established.



Report of the Directors

The Directors are pleased to present the audited results of the Company and its subsidiaries for the year ended 31st December 2003.

Listing and Issue of Shares

The Company's H shares have been listed on The Stock Exchange of Hong Kong Limited (the "SEHK") and the London Stock Exchange since 21st March 1997. On 9 September 2003, the Company issued 5-year US Dollar convertible bond of US$153.8 million, which are listed on the Luxembourg Stock Exchange, at 0.75% interest rate per annum and a conversion premium of 30%. As at 31st December 2003, no bond holder has converted the bonds into the Company's shares. During the Year, the Company did not issue any new shares.

Performance of the Company's H Shares in 2003:

Closing price per H Share as at 31st December 2003	HK$5.55
Highest traded price per H Share between 1st January and 31st December 2003	HK$5.55
Lowest traded price per H Share between 1st January and 31st December 2003	HK$2.40
Total number of H shares traded	3,212,736,000 shares

Accounts

The Company and its subsidiaries' audited consolidated results for the year ended 31st December 2003 are set out in the Consolidated Income Statement on page 68. The financial position of the Company and its subsidiaries as at 31st December 2003 is set out in the Balance Sheets on page 69.

The Company and its subsidiaries' consolidated cash flows for the year ended 31st December 2003 are set out in the Consolidated Cash Flow Statement on page 71.

Main Businesses

The main businesses of the Company are to acquire, own and operate existing power plants and to develop, construct, own and operate new power plants.

Major Suppliers and Customers

The percentage of purchases and sales attributable to the Company's major suppliers and customers for the Year are as follows:

	2003	2002
Purchases		
The largest supplier	**22%**	17%
Five largest suppliers	**63%**	52%
Sales		
The largest customer	**99.97%**	100%
Two largest customers	**100%**	100%

To the knowledge of the directors, none of the directors, supervisors, their associates or shareholders own more than 5% of the capital of the Company's suppliers and customers mentioned above during the Year.



Subsidiaries and Associates

Details of subsidiaries and associates of the Company are set out in Note 1 to the financial statements on page 72 to page 75.

Dividends and Earnings per Share

Details of dividends and earnings per share are set out in Notes 27 and 28 to the financial statements on page 111.

Reserves

Movements in reserves during the Year are set out in Note 15 to the financial statements on page 95 to page 97.

Property, Plant and Equipment

Details of movements in property, plant and equipment during the Year are set out in Note 4 to the financial statements on page 88 to page 89.

Share Capital

Details of the change of share capital of the Company during the Year are set out in Note 14 to the financial statements on page 95.

Share Capital Structure

As at 31st December 2003, the total number of shares issued by the Company was 5,162,849,000 shares. The Company's shareholders were China Datang Corporation ("CDT"), Beijing International Power Development and Investment Company, Hebei Construction Investment Company, Tianjin Jinneng Investment Company and foreign holders of H Shares, holding 1,828,768,200 domestic shares, 671,792,400 domestic shares, 671,792,400 domestic shares, 559,827,000 domestic shares and 1,430,669,000 H shares, respectively, representing 35.43%, 13.01%, 13.01%, 10.84% and 27.71%, respectively, of the entire share capital of the Company.

Number of Shareholders

Details of the shareholders as recorded in the register of members of the Company at 31st December 2003 are as follows:

Total number of shareholders	301
Holders of domestic Shares	4
Holders of H Shares	297

Shares Held by Substantial Shareholders

As at 31st December 2003, the largest shareholder of the Company was CDT, which held 1,828,768,200 domestic shares, representing 35.43% of the entire share capital of the Company. Beijing International Power Development and Investment Company, Hebei Construction Investment Company and Tianjin Jinneng Investment Company are respectively interested in 671,792,400, 671,792,400 and 559,827,000 domestic shares in the Company, representing 13.01%, 13.01% and 10.84% of the total share capital of the Company, respectively.

Save as disclosed above, the Company has not been aware of any interest and short positions which are required to the disclosed pursuant to the Securities and Futures Ordinance (the "SFO") as of 31st December 2003.

Interests of Directors and Supervisors in Share Capital

At any time during the Year, none of the directors, supervisors of the Company or their associates held or were deemed to hold interests interests or short position in the shares, underlying shares or debentures of the Company or any of its associated corporation (as defined in the SFO), nor were they granted any rights to subscribe for or acquire any shares or debt equities of the Company or any of its associated corporations.

Directors's Service Contracts

Each of the executive directors entered into a service contract with the Company with a term from 1st July 2001 to 30th June 2004.

Interests of Directors and Supervisors in Contracts

No contracts of significance in relation to the Company's business to which the Company or any of its subsidiaries was a party, and in which any director or supervisor had a material interest, subsisted at the end of the Year or at any time during the Year.

Directors and Supervisors' Benefits from Rights to Acquire Shares or Debentures

No arrangements were made by the Company or its subsidiaries at any time during the Year for any director or supervisor of the Company to acquire any shares in or debentures of the Company or any of its subsidiaries.

Highest Paid Individuals

All of the highest paid individuals of the Company during the Year include directors and senior management staff. Details of their remuneration are set out in Note 26(b) of the financial statements on page 110.

Purchase, Sale and Redemption of the Company's Listed Securities

There was no purchase, sale or redemption of the Company's listed securities by the Company during the Year.

Bank Borrowings, Overdrafts and Other Borrowings

Apart from the loans from NCPG Finance Company Ltd, long-term loans from banks and other long-term loans as set out in Notes 16 to 17 to the financial statements on page 97 to page 99, there were no other loans of the Company and its subsidiaries as at 31st December 2003.

Pre-emptive Rights

According to the Articles of Association of the Company, there is no pre-emptive right requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

Connected Transactions

During the Year, NCPGC was no longer the shareholder of the Company and therefore, the transactions between the Company and NCPGC did not constitute connected transactions as set out in Chapter 14 of the Listing Rules of the SEHK. On 16th March 2004, the Company, CDT (which became a substantial shareholder of the Company as of 1st January 2003) and NCPGC entered into an agreement whereby CDT replaced NCPGC as the contractual party and acquired all the rights and obligations of NCPGC in relation to the following connected transactions with the Company:

Details		**Amount (Rmb'000)**
1.	Ash disposal fee payable to CDT and its divisions and affiliates	94,338
2.	Rental payable to CDT	7,229

The Company has applied to the SEHK for a waiver from the relevant requirements imposed by the Listing Rules on such connected transactions and is awaiting the decision of the SEHK. The Company will issue further announcement regarding this matter if necessary.

Material Litigation

The Company was not involved in any material litigation during the Year.

Retirement Scheme

In accordance with the State's employee retirement scheme, the Company and its subsidiaries have to pay a basic pension insurance premium on behalf of the employees at a rate of 19% to 20% of the entire staff's salaries whereby the employees would receive a monthly pension payment from the government after they retire. In addition, the Company and its subsidiaries have also implemented a supplementary retirement plan, whereby employees will make monthly contributions in accordance with their years of service as individual savings retirement insurance fund, while the Company and its subsidiaries will contribute an amount equivalent to twice the amount of the employees' contributions. The Company and its subsidiaries may at its discretion provide additional non-recurring corporate supplemental savings retirement insurance fund depending on the operating results of the year. Apart from such contributions, the Company and its subsidiaries have no other liabilities towards the staff retirement scheme.

Interest Capitalisation

During the Year, interest capitalised in respect of construction-in-progress amounted to approximately RMB219,000,000.

Other Significant Matters

(1) Authorised by shareholders' general meeting, the Board of Directors completed the issuance of 5-year US Dollar convertible bond of US$153.8 million at a coupon interest rate of 0.75% per annum in September 2003. The initial conversion price is HK$5.558 per share, subject to adjustment in accordance with terms and conditions governing the issue.

(2) CDT entered into Power Generation Entities Transfer Agreement (the "Agreement") with NCPGC on 15 January 2004, pursuant to which 35.43% equity in the Company and the corresponding assets, liabilities and guarantees formerly owned by NCPGC were transferred to CDT with retrospective effect from 1 January 2003.

(3) On 5 August 1996, the Company entered into the Ash Disposal Agreement and the Buildings Lease Agreement with its former shareholder, NCPGC, in respect of the provision of ash disposal services and the leasing of buildings by NCPGC to the Company. On 16 March 2004, the Company, CDT and NCPGC entered into a variation agreement in respect of the Ash Disposal Agreement and the Building Lease Agreement whereby CDT has been substituted in place of NCPGC as the contractual party of such agreements. The aforesaid parties agreed that NCPGC shall have transferred all the rights and obligations under the Ash Disposal Agreement and the Building Lease Agreement to CDT retrospectively from 1 January 2003.

Code of Best Practice

To the knowledge of the Directors, the Company had complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of the SEHK throughout 2003.

Auditors

The Company's 2003 financial statements prepared under International Financial Reporting Standards ("IFRS") have been audited by PricewaterhouseCoopers. A resolution to re-appoint PricewaterhouseCoopers as the international auditors will be proposed at the Annual General Meeting.

By Order of the Board
Zhai Ruoyu
Chairman

17th March 2004

Report of the Supervisory Committee

To all shareholders:



In 2003, in accordance with the Company Law of the Peoples' Republic of China, the relevant laws and regulations of Hong Kong and London where the Company was listed, the Articles of Association of the Company and the authorities derived therefrom, the three members of the Supervisory Committee of Beijing Datang Power have conscientiously exercised their functions and powers to monitor the operation of the Company in a lawful and effective way. They have performed their duties with due initiatives, faithfulness, diligence and prudence to protect the interests of shareholders and the Company. Major work carried out by the Supervisory Committee in 2003 included: to attend the general meetings and the Board's meetings and to opine on production operations and project development; to seriously monitor the guiding principles for decision-making and the major decisions made to ensure compliance with the laws and regulations of the State, rules and regulations governing the listing of securities and the Articles of Association and that they are in the interests of shareholders; to audit regularly the financial conditions, review the financial reports submitted by intermediary, carry out vetting of the financial report and profit distribution plan submitted to the general meeting by the Board of Directors and conscientiously supervise the process.

The Supervisory Committee confirmed that during 2003, the Directors, the President and other senior management of the Company have fulfilled their responsibilities dutifully and diligently, and have actively organised the staff to conscientiously carry out their duties, with a view to implementing standardised operations, further enhancing production safety management, implementing various investment plans and actively developing greenfield projects. All these efforts have led to good economic effectiveness. In accordance with IFRS, total consolidated assets, consolidated operating revenue and consolidated net profit of the Company and its subsidiaries for 2003 amounted to approximately Rmb35,544 million, Rmb9,951 million and Rmb1,812 million, respectively. Basic earnings per share was RMB0.35.

The Supervisory Committee has examined the financial management systems of the Company and its subsidiaries and believed that the financial management systems of the Company and its subsidiaries were well-developed and effective. The Supervisory Committee has regularly examined accounting evidence, books of accounts and accounting reports and has reviewed part of the intermediary's report on the Company and its subsidiaries. In the opinion of the Supervisory Committee, the financial statements, financial management and accounting functions of the Company have complied with the Accounting Law of the People's Republic of China and the accounting standards issued by the Ministry of Finance of the People's Republic of China and IFRS. The Supervisory Committee has not discovered any problems in respect of the foregoing.

The Supervisory Committee has reviewed the Report of the Directors, the financial report and the profit distribution plan prepared by the Board of Directors of the Company for submission to the general meeting and has given full concurrence thereto. In the course of the Company's operations, the Board of Directors, the President and other senior management of the Company have complied with their fiduciary duties with faithfulness and have dutifully and diligently discharged their duties and in the exercise of their rights or performance of their obligations. No cases of power abuse or infringement of the interests of shareholders and staff have been found so far.

The Supervisory Committee is satisfied with the assurances furnished and the results and economic efficiencies achieved by the Company, and is fully confident about the Company's prospects for development.

On Behalf of the Supervisory Committee
Zhang Jie
Chairman of the Supervisory Committee

17th March 2004

Taxation of the United Kingdom

The comments below are a general guide only, based on the tax law and practice in force as at the date of this document that may be subject to changes or revisions. They relate only to certain limited aspects of the tax position of United Kingdom ("UK") resident shareholders of the Company and may not apply to certain classes of shareholders. This section is not intended to be and should not be construed as legal or tax advice to any particular shareholder. If you are in any doubt as to your tax position you should consult an appropriate professional advisor.

Shareholders of the Company who are resident in the UK will generally be subject to UK income tax or corporation tax on the gross amount of dividends paid by the Company, but will normally be entitled to a credit against such UK income tax or corporation tax for any PRC withholding tax charged on the dividend which cannot be re-claimed under the double taxation treaty between PRC and U.K.

Under the current double taxation treaty between the PRC and the UK, shareholders of the Company who are resident in the UK will generally be entitled to a reduced rate of PRC withholding tax on dividends paid to them by the Company and/or refund of any PRC withholding tax withheld in excess of such rate, on making an application to the appropriate PRC tax authority (details of which can be obtained from such shareholders' respective UK tax offices).

Furthermore, corporate shareholders of the Company who are resident in the UK and who control (directly or indirectly) at least 10% of the voting rights of the Company will be entitled to credit against UK corporation tax chargeable in respect of dividends paid to them by the Company for any underlying PRC tax payable by the Company in respect of the profits out of which dividends were paid.

If the dividend paid to shareholders of the Company who are resident in the UK were made through agents in the UK, the agents may need to withhold a tax payment in accordance with a reduced UK tax rate which is currently at 20%. Certain shareholders who have been granted tax exemption for the UK tax may make an appropriate declaration to the agents by using a UK tax office form and may obtain exemption of the withholding tax.

Auditors' Report

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

TO THE SHAREHOLDERS OF
BEIJING DATANG POWER GENERATION COMPANY LIMITED
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying balance sheet of Beijing Datang Power Generation Company Limited (the "Company") and the consolidated balance sheet of the Company and its subsidiaries as at 31 December 2003, and the related consolidated statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position of the Company as at 31 December 2003, and of the financial position, results of their operations and cash flows of the Company and its subsidiaries as at and for the year then ended in accordance with International Financial Reporting Standards.

PricewaterhouseCoopers

17 March 2004
Hong Kong

Consolidated Income Statement

For the year ended 31 December 2003
(All amounts expressed in thousands of Rmb,
except per share data)

	Note		2002
[illegible]	21		8,017,912
[illegible]			
Local government surcharges			(102,012)
Fuel			(2,556,173)
Depreciation			(1,382,613)
Repairs and maintenance			(278,085)
Wages and staff welfare			(544,514)
Others			(716,957)
[illegible]			(5,580,354)
[illegible]	22		2,437,558
[illegible]	6		5,499
[illegible]			89,314
[illegible]	23		(522,145)
[illegible]			2,010,226
[illegible]	24		(672,156)
[illegible]			1,338,070
[illegible]			66,542
[illegible]			1,404,612
[illegible]	27		619,542
[illegible]			
[illegible]	28		0.27
[illegible]	28		N/A
[illegible]	27		0.120

The accompanying notes are an integral part of these financial statements.

Balance Sheets

As at 31 December 2003
(All amounts expressed in thousands of Rmb)

	Note	2002	2002
[illegible]			
[illegible]			
Property, plant and equipment	4	20,856,652	10,324,706
Investments in subsidiaries	5	–	2,184,460
Investments in associates	6	142,351	142,351
Available-for-sale investments	7	47,820	46,920
Deferred housing benefits	8	224,079	224,079
Goodwill	9	44,745	44,745
Long-term deposit		–	–
Deferred tax assets	24	99,489	–
		21,415,136	12,967,261
[illegible]			
Inventories	10	302,108	255,713
Other receivables and current assets		106,320	92,216
Accounts receivable	11	769,510	559,720
Short-term bank deposits over three months	12	1,876,610	1,876,610
Cash and cash equivalents	13	2,350,004	2,299,599
		5,404,552	5,083,858
[illegible]		26,819,688	18,051,119
[illegible]			
[illegible]			
Share capital	14	5,162,849	5,162,849
Reserves	15	9,216,430	9,169,904
[illegible]		14,379,279	14,332,753
[illegible]		907,234	–
[illegible]			
Long-term loans	16	8,125,089	2,122,000
Convertible bond	18	–	–
Deferred tax liabilities	24	31,123	8,208
		8,156,212	2,130,208
[illegible]			
Accounts payable and accrued liabilities	19	1,886,388	797,184
Dividends payable	27	–	–
Short-term loans	17	316,000	–
Current portion of long-term loans	16	540,953	182,000
Taxes payable		633,622	608,974
		3,376,963	1,588,158
[illegible]		11,533,175	3,718,366
[illegible]		26,819,688	18,051,119

Approved by the Board of Directors on
17 March 2004:

Zhang Yi
Director

Wang Xian Zhou
Director

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Shareholders' Equity

For the year ended 31 December 2003
(All amounts expressed in thousands of Rmb)

	Note	Share capital	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Restricted reserve	Other reserve	Retained earnings	Total reserves	Total share holders' equity
			(Note a)								
Balance as at 1 January 2002		5,162,849	3,653,421	950,988	4,879	2,668,963	226,521	-	1,184,730	8,689,502	13,852,351
Dividends declared		-	-	-	-	-	-	-	(877,684)	(877,684)	(877,684)
Net profit		-	-	-	-	-	-	-	1,404,612	1,404,612	1,404,612
Transfer between reserves	15(c)	-	-	-	(49,103)	49,103	-	-	-	-	-
Transfer to restricted reserve	15(e)	-	-	-	-	-	(32,360)	-	32,360	-	-
Profit appropriations	15	-	-	156,541	156,541	258,331	-	-	(571,413)	-	-
Balance as at 31 December 2002		5,162,849	3,653,421	1,107,529	112,317	2,976,397	194,161	-	1,172,605	9,216,430	14,379,279
Dividends declared	27	-	-	-	-	-	-	-	(619,542)	(619,542)	(619,542)
Net profit		-	-	-	-	-	-	-	1,811,799	1,811,799	1,811,799
Transfer between reserves	15(c)	-	-	-	(56,466)	56,466	-	-	-	-	-
Transfer to restricted reserve	15(e)	-	-	-	-	-	(32,360)	-	32,360	-	-
Profit appropriations	15	-	-	204,538	201,130	-	-	-	(405,668)	-	-
Convertible bond-equity component	15(f)	-	-	-	-	-	-	149,796	-	149,796	149,796
Balance as at 31 December 2003		5,162,849	3,653,421	1,312,067	256,981	3,032,863	161,801	149,796	1,991,554	10,558,483	15,721,332

(Note a) For each of the years ended 31 December 2003 and 2002, the capital reserve included revaluation surplus about Rmb3,785 million.

The accompanying notes are an integral part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2003
(All amounts expressed in thousands of Rmb)

	Note	2002
Cash flows from operating activities		
Cash generated from operations	29(a)	3,676,349
Enterprise income tax paid		(628,953)
Dividends paid		(877,684)
Net cash from operating activities		2,169,712
Cash flows from investing activities		
Decrease in short-term bank deposits over three months		1,353,436
Acquisition of investments held for trading		(200,000)
Proceeds from disposal of investments held for trading		500,981
Investments in associates		(97,552)
Withdrawal of investments in associates		–
Additions of available-for-sale investments		–
Additions to property, plant and equipment		(4,947,114)
Proceeds from disposal of property, plant and equipment		576
Interest received		141,181
Dividends received		7,494
Addition for other long-term asset		–
Net cash used in investing activities		(3,240,998)
Cash flows from financing activities		
Capital contribution into subsidiaries from minority shareholders		443,888
Capital withdrawal from subsidiaries by minority shareholders		–
Proceeds from issue of convertible bond		–
Proceeds from long-term loans		2,992,478
Proceeds from short-term loans		1,533,961
Repayments of long-term loans		(891,360)
Repayments of short-term loans		(1,459,081)
Interest paid		(471,718)
Net cash from financing activities		2,148,168
Net increase in cash and cash equivalents		1,076,882
Cash and cash equivalents, beginning of year		1,273,122
Cash and cash equivalents, end of year		2,350,004

The accompanying notes are an integral part of these financial statements.

(All amounts expressed in Rmb unless otherwise stated)

1. ORGANISATION AND OPERATIONS

Beijing Datang Power Generation Company Limited (the "Company") was incorporated in Beijing, the People's Republic of China (the "PRC"), on 13 December 1994 as a joint stock limited company. The Company listed its H Shares on the Stock Exchange of Hong Kong Limited and the London Stock Exchange Limited on 21 March 1997. The Company was registered as a Sino-foreign joint venture on 13 May 1998. The Company and its subsidiaries currently own and operate seven coal-fired power plants and one hydropower plant. As at 31 December 2003, the Company and its subsidiaries had 7,632 employees (2002 – 7,332 employees).

The principal activity of the Company and its subsidiaries is power generation in the PRC. Substantially all of the business of the Company and its subsidiaries are conducted within one industry segment. As at 31 December 2003, the installed capacity of the Company and its subsidiaries in operation is summarised as follows:

Operating Plants	Total installed capacity	Total installed capacity attributable to the Company	Province/ municipality located
	(MW)	(MW)	
Four original operating plants:			
Douhe Power Plant	1,550	1,550	Hebei
Gaojing Power Plant	600	600	Beijing
Xia Hua Yuan Power Plant	400	400	Hebei
Zhang Jia Kou Power Plant	2,400	2,400	Hebei
Subsidiaries			
Tianjin Datang Panshan Power Generation Company Limited ("Datang Panshan")	1,200	900	Tianjin
Hebei Huaze Hydropower Development Company Limited ("Datang Fengning Hydropower")	20	18	Hebei
Inner Mongolia Datang Tuoketuo Power Generation Company Limited ("Datang Tuoketuo")	1,200	720	Inner Mongolia
Shanxi Datang Yungang Thermal Power Company Limited ("Datang Yungang")	440	352	Shanxi
	7,810	6,940	

1. ORGANISATION AND OPERATIONS (CONT'D)

As at 31 December 2003, the Company holds equity interests in the following subsidiaries and associates, all of which are limited liability companies established and operated in the PRC:

Company name	Date of establishment	Registered capital	Paid-up capital	Attributable interest	Principal activities
		'000	'000		
Subsidiaries					
Datang Tuoketuo	17 November 1995	1,414,020	1,414,020	60%	Power generation
Datang Panshan	6 August 1997	1,050,791	831,253 (Note a)	75%	Power generation
Datang Fengning Hydropower	29 July 1998	59,161	59,161	90%	Hydropower generation
Shanxi Datang Shentou Power Generation Company Limited ("Datang Shentou")	8 December 1998	261,200	261,200	60%	Power generation (under construction)
Datang Yungang	14 July 2000	207,000	207,000	80%	Power generation
Yunnan Datang Honghe Power Generation Company Limited ("Datang Honghe")	27 April 2001	10,000	10,000	70%	Power generation (under construction)
Gansu Datang Liancheng Power Generation Company Limited ("Datang Liancheng ")	18 August 2001	10,000	10,000	55%	Power generation (under construction)
Hebei Datang Tangshan Thermal Power Company Limited ("Datang Tangshan")	21 February 2002	215,000	215,000	80%	Power generation (under construction)
Yunnan Datang Nalan Hydropower Development Company Limited ("Datang Nalan")	30 October 2002	25,000	25,000	51%	Hydropower generation (under construction)

1. ORGANISATION AND OPERATIONS (CONT'D)

Company name	Date of establishment	Registered capital	Paid-up capital	Attributable interest	Principal activities
		'000	'000		
Subsidiaries					
Yunnan Datang Lixianjiang Hydropower Development Company Limited ("Datang Lixianjiang")	8 November 2002	10,000	10,000	70%	Hydropower generation (under construction)
Shanxi Datang Yuncheng Power Generation Company Limited ("Datang Yuncheng")	28 March 2003	10,000	8,000	51%	Power generation (pre-construction)
Jiangsu Datang Lvsigang Power Generation Company Limited ("Datang Lvsigang")	18 September 2003	50,000	50,000	90%	Power generation (pre-construction)
Guangdong Datang Chaozhou Power Generation Company Limited ("Datang Chaozhou")	15 November 2003	30,000	30,000	75%	Power generation (pre-construction)
Fujian Datang Ningde Power Generation Company Limited ("Datang Ningde")	2 December 2003	50,000	50,000	55%	Power generation (pre-construction)
Associates					
North China Electric Power Research Institute Company Limited ("NCEPR")	7 December 2000	100,000	100,000	30%	Power related technology services
Wenshan Malutang Power Generation Company Limited ("Wenshan Malutang")	19 September 2001	91,300	91,300	20%	Hydropower generation (under construction)

1. ORGANISATION AND OPERATIONS (CONT'D)

Company name	Date of establishment	Registered capital	Paid-up capital	Attributable interest	Principal activities
		'000	'000		
Associates					
Tianjin Dagang Huashi Power Generation Company Limited ("Tianjin Dagang")	5 April 2002	10,000	10,000	30%	Power generation (under construction)
Beijing Datang Texin Heat Company Limited ("Datang Texin")	27 April 2002	172,800	172,800	49%	Provision of heat transfer service
Shanxi Datang Niangziguan Power Generation Company Limited ("Datang Niangziguan") (Note b)	9 January 2003	2,000	2,000	54%	Power generation (pre-construction)
Chongqing Datang Pengshui Hydropower Development Company Limited	28 August 2003	50,000	50,000	40%	Hydropower generation (pre-construction)
Ningxia Datang Daba Power Generation Company Limited ("Datang Daba")	31 October 2003	20,000	20,000	45%	Power generation (pre-construction)

Note (a) *In accordance with the resolution of shareholders' meeting dated* 18 November 2003, the capital of Datang Panshan was reduced to Rmb831,253,000 in 2003. As at 31 December 2003, the legal procedure for revising the registered capital was in progress.

Note (b) Though the Company holds majority equity interest of Datang Niangziguan, the Company has not obtained power to govern its financial and operating decision. Therefore, the Company classifies it as associate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the balance sheet of the Company and the consolidated financial statements of the Company and its subsidiaries are set out below:

(a) Basis of preparation

The accompanying financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and Interpretations issued by the International Accounting Standards Board. These financial statements have been prepared under the historical cost convention as modified by the revaluation of certain property, plant and equipment, investments held for trading and available-for-sale investments.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

(b) Principles of consolidation

(i) Subsidiaries

Subsidiaries, which are those entities in which the Company has the power to govern the financial and operating policies, are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note 2(f) for the accounting policy on goodwill.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

In the Company's financial statements, investments in subsidiaries are accounted for using the equity method.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(b) Principles of consolidation (cont'd)

(ii) Associates

Associates are entities over which the Company generally has between 20% and 50% of the voting rights, and over which the Company has significant influence, but which it does not control. Investments in associates are accounted for by the equity method of accounting. Under this method the Company's share of the post-acquisition profits or losses of associates is recognised in the income statements and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investments. Unrealised gains on transactions between the Company and its associates are eliminated to the extent of the Company's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company's share of losses in an associate equals or exceeds its interest in the associate, the Company does not recognise further losses, unless the Company has incurred obligations or made payments on behalf of the associate.

In the Company's financial statements, investments in associates are accounted for using the equity method.

(c) Foreign currency translation

(i) Measurement currency

Items included in each of the financial statements of the Company and its subsidiaries are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the measurement currency"). The measurement currency of the Company and its subsidiaries is Rmb.

(ii) Transactions and balances

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statements.

Translation differences on debt securities and other monetary financial assets measured at fair value are included in foreign exchange gains and losses. Translation differences on non-monetary items such as equities held for trading are reported as part of the fair value gain or loss.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(d) Property, plant and equipment

Property, plant and equipment of the original four power plants during the formation of the Company are recorded at appraised value as at that time. The asset appraisal was conducted by an independent valuer. Revaluations of property, plant and equipment are to be performed periodically, normally by professionally qualified valuers.

Additions subsequent to the formation of the Company are recorded at cost. The initial cost comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Property, plant and equipment, apart from construction-in-progress, are stated at cost or original appraised value less accumulated depreciation and accumulated impairment loss.

Expenditure incurred after the property, plant and equipment have been put into operation, such as repair and maintenance and overhaul costs, are normally charged to the income statement in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditure is capitalised as an additional cost of property, plant and equipment.

Depreciation is calculated on a straight-line basis to write off fixed assets, after taking into account the estimated residual value, over their estimated useful lives as follows:

Buildings	20-50 years
Electricity utility plant in service:	
Coal-fired electricity utility plant	12-30 years
Hydro electricity utility plant	12-45 years
Transportation facilities, computer and others	4-10 years

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Construction-in-progress represents properties, plant and equipment under construction and is stated at cost. This includes the costs of construction, plant and machinery and other direct costs. Construction-in-progress is not depreciated until such time as the relevant assets are completed and ready for its intended use when they are transferred to the relevant asset category.

Gains and losses on disposals are determined by comparing the proceeds on disposal with the carrying amount and are included in operating profit.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(d) Property, plant and equipment (cont'd)

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the assets for its intended use. Other borrowing costs are expensed.

Management considers that the amount of property, plant and equipment as at 31 December 2003 is not materially different from fair value.

(e) Investments

The Company and its subsidiaries classified its investments in debt and equity into the following categories: held for trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as held for trading investments and included in current assets; for the purpose of these financial statements short term is defined as 3 months except for short term bank deposits. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets. During the year ended 31 December 2003, the Company and its subsidiaries did not hold any investments in this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. Such investments are included in non-current assets unless management has the expressed intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

Purchases and sales of investments are recognised on the trade date, which is the date that the Company and its subsidiaries commit to purchase or sell the asset. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortised cost using the effective yield method. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognised in equity. The fair values of investments are based on quoted bid prices or amounts derived from cash flow models. In circumstances where fair values can be reliably calculated, fair values of unlisted equity securities are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Equity securities for which fair values cannot be measured reliably are recognised at cost less impairment. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statements as gains and losses from investment securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(f) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net assets acquired at the date of acquisition.

Goodwill is amortised using the straight-line method over its estimated useful life and recognised in the income statement as other operating expenses. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired companies.

At each balance sheet date, the Company assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

(g) Operating lease

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(h) Impairment of long lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

(i) Inventories

Inventories are stated at the lower of weighted average cost or net realisable value, and are expensed to fuel costs or other relevant operating expenses when used, or capitalised to fixed assets when installed, as appropriate. Cost of inventories includes direct material cost and transportation expenses incurred in bringing the materials and supplies to the working locations. Net realisable value is the estimated selling price in the ordinary course of business less selling expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(j) Receivables

Receivables are carried at the original invoiced amount less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

(k) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and financial institution and other short-term highly liquid investments with original maturities of 3 months or less.

(l) Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings.

When a convertible bond is issued, the fair value of the liability portion is determined using the market interest rate for an equivalent non-convertible bond. This amount is recorded as non-current liability on the amortised cost basis until extinguishment on conversion or maturity of the bond. The remainder of the proceeds are allocated to the equity conversion option, which is recognised and included in shareholders' equity. The value of the equity conversion option is not changed in subsequent periods.

(m) Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(n) Government grants

Government grants are not recognised until there is reasonable assurance that the Company will comply with the conditions attached to them and that the grants will be received. Government grants are deferred and recognised in the income statement over the period necessary to match them with the related costs that they are intended to compensate on a systematic basis. Grants related to the acquisition of property, plant and equipment are accounted for as deferred income in the financial statements and are recognised as income over the useful life of the asset.

(o) Provisions

Provisions are recognised when the Company and its subsidiaries have a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company and its subsidiaries expect a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(p) Revenue and income recognition

Revenue and income are recognised when it is probable that the economic benefits associated with a transaction will flow to the Company and its subsidiaries and the revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and on the following bases:

(i) Operating revenue

Substantially all operating revenue represents amount of tariffs billed for electricity generated and transmitted to the respective regional or provincial power companies. Operating revenue is billed and recognised upon transmission of electricity and heat to the customers.

(ii) Interest income

Interest income from deposits placed with banks and other financial institutions is recognised on a time proportion basis that takes into account the effective yield on the assets.

(iii) Dividend income

Dividend income is recognised when the right to receive payment is established.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(q) Retirement and staff housing benefits

(i) Pension obligations

The Company and its subsidiaries have various defined contribution plans in accordance with the local conditions and practices in the municipalities and provinces in which they operate. A defined contribution plan is a pension plan under which the Company and its subsidiaries pay fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods.

Costs of retirement benefits are charged to income statement as incurred.

(ii) Staff housing benefits

The Company and its subsidiaries provide housing to their employees at a discount price. The price difference between the selling price and the cost of housing is considered as housing benefit and is amortised on a straight line basis over the estimated average service lives of relevant employees and included in other operating costs.

Apart from housing benefit, the Company and its subsidiaries also contribute to the state-prescribed housing fund. Such costs are charged to the income statement as incurred.

(r) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(s) Minority interests

Minority interests include the minorities' proportion of the fair value of identifiable assets and liabilities of subsidiaries.

Changes in minority interests represent new capital injection from minority shareholders and share of profit and loss, which should belong to minority shareholders.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(s) Minority interests (cont'd)

The losses applicable to the minority in a consolidated subsidiary may exceed the minority interest in the equity of the subsidiary. The excess, and any further losses applicable to the minority, are charged against the majority interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. If the subsidiary subsequently reports profits, the majority interest is allocated all such profits until the minority's share of losses previously absorbed by the majority has been recovered.

As at 31 December 2003, all losses of subsidiaries attributed to minorities were less than the minorities' investment in the subsidiaries and therefore the Company did not absorb any such loss.

(t) Financial instruments

(i) Liability and equity

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability, are reported as an expense or as income. Distributions to holders of financial instruments classified as equity are charged directly to equity. When the rights and obligations regarding the manner of settlement of financial instruments depend on the occurrence or non-occurrence of uncertain future events or on the outcome of uncertain circumstances that are beyond the control of both the issuer and the holder, the financial instrument is classified as a liability unless the possibility of the issuer being required to settle in cash or another financial asset is remote at the time of issue, in which case the instrument is classified as equity.

(ii) Derivative financial instruments

On inception, the Company and its subsidiaries identify certain derivatives as either i) a hedge of the fair value of an asset or a liability (fair value hedge), ii) a hedge of the exposure to variability in cash flows attributable to an asset or liability or a forecast transaction (cash flow hedge) or iii) a hedge of a net investment in a foreign entity.

The Company and its subsidiaries' criteria for classifying a derivative instrument as a hedge include: i) the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, ii) the effectiveness of the hedge can be reliably measured, iii) there is adequate documentation of the hedging relationships at the inception of the hedge, and iv) for cash flow hedges, the forecasted transaction that is subject of the hedges must be highly probable.

Derivative financial instruments that are not designated as hedging instruments are classified as held-for-trading and carried at fair value, with changes in fair value included in the income statement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(t) Financial instruments (cont'd)

(ii) Derivative financial instruments (cont'd)

An embedded derivative is separated from the host contract and accounted for as a derivative if i) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract; ii) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and iii) the hybrid (combined) instrument is not measured at fair value with changes in fair value reported in net profit or loss.

Financial instruments are reviewed for impairment at each balance sheet date. For financial assets carried at amortised cost, whenever it is probable that the Company and its subsidiaries will not collect all amounts due according to the contractual terms of loans, receivables or held-to-maturity investments, an impairment or bad debt loss is recognised in the income statement. A reversal of impairment losses previously recognised is recorded when the decrease in impairment loss can be objectively related to an event occurring after the write-down. Such reversal is recorded in income. However, the increased carrying amount is only recognised to the extent it does not exceed the amortised cost which would have been recorded had the impairment not been recognised.

(u) Contingencies

Contingent liabilities are recognised in the financial statements when it is probable that a liability will crystallise. Where no provision is recorded, they are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognised in the financial statements unless virtually certain but disclosed when an inflow of economic benefits is probable.

(v) Dividends

Dividends are recorded in the financial statements of the Company and its subsidiaries in the period in which they are approved by the shareholders of the Company and its subsidiaries.

(w) Subsequent events

Post-year-end events that provide additional information about a company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

3. FINANCIAL RISK MANAGEMENT

(a) Financial risk factors

The activities of Company and its subsidiaries expose them to a variety of financial risks including changes in debt and equity market prices, interest rates and foreign exchange rates.

(i) Interest rate risk

The floating rate loans expose the Company and its subsidiaries to interest rate risk. The Company and its subsidiaries use derivative instruments, to the extent available in the PRC, to manage exposure to fluctuations in interest rates. When considered appropriate, the Company uses interest rate swap to manage the relative level of its exposure to cash flow risk associated with borrowings with floating interest rates.

Interest rates applicable to the Company and its subsidiaries' borrowings and the schedule of long-term loan repayments are disclosed in Notes 16 and 17.

(ii) Foreign currency risk

The businesses of the Company and its subsidiaries are principally conducted in Rmb, except that purchases and financing of certain electricity utility plant equipment are denominated in United States dollars (USD). Dividends to shareholders holding H Shares are declared in Rmb and paid in Hong Kong dollars. As at 31 December 2003, all of the Company and its subsidiaries' assets and liabilities were denominated in Rmb except for cash and bank deposits of approximately Rmb2,035 million (2002 – Rmb2,089 million), long-term loans of approximately Rmb2,776 million (2002 – Rmb2,212 million) and convertible bond of approximately Rmb1,032 million (2002 – Nil) which were denominated in foreign currencies, principally in USD and Hong Kong dollars. Fluctuation of exchange rate of Rmb against foreign currencies could affect the Company and its subsidiaries' results of operation.

(iii) Credit risk

Each power plant of the Company and its subsidiaries sells the electricity generated to its sole customer (the provincial or regional power company) in the province or region where the power plant is situated.

Substantially all of the Company and its subsidiaries' sales for the year were made to North China Grid Company Limited ("NCG", previously known as North China Power Group Company) and its subsidiary (see Note 21). In addition, the ten largest suppliers accounted for approximately 73% (2002 – 64%) of the coal purchases of the Company and its subsidiaries for the year ended 31 December 2003.

As at 31 December 2003 approximately Rmb3,273,493,000 (2002 – Rmb49,090,000) and Rmb2,153,704,000 (2002 – Rmb4,177,250,000) of the Company and its subsidiaries' cash and bank deposits were deposited with NCPG Finance Company Ltd. ("NCPG Finance"), a non-bank financial institution (Note 25(d)), and the four largest state-owned banks of the PRC, respectively.

(All amounts expressed in Rmb unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (CONT'D)

(a) Financial risk factors (cont'd)

(iii) Credit risk (cont'd)

The Company and its subsidiaries do not guarantee obligations of other parties except for the Company's proportionate share of the loans of its subsidiaries.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. The Company considers that its maximum exposure is reflected by the amount of trade receivables and other current assets, net of provisions for impairment recognised at the balance sheet date.

(iv) Liquidity risk

The Company and its subsidiaries' policy is to maintain sufficient cash and cash equivalents or have available funding through an adequate amount of committed credit facilities to meet its commitments regarding construction of power plants. The amount of undrawn credit facilities at the balance sheet date is disclosed in Note 29(c).

(b) Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value.

While derivative transactions provide effective economic hedges under the Company and its subsidiaries' risk management policies, the derivatives that do not qualify for hedge accounting under the specific rules in IAS 39 are carried at fair value with changes in fair value included in the income statement.

(c) Fair values

The fair value of investments held for trading is estimated by reference to their quoted market price at the balance sheet date. The fair value of interest rate swap is calculated as the present value of the estimated future cash flows.

The carrying amounts of the Company and its subsidiaries' cash and cash equivalents, short-term bank deposits over three months, accounts receivable, accounts payable and short-term loans approximate their fair values because of the short maturity of these instruments.

Available-for-sale investments are measured at cost as there is no quoted market price in an active market and their fair value cannot be reliably measured (see Note 7).

The fair values of long-term loans, including current portions, of approximately Rmb11,133 million (2002 – Rmb8,648 million) as at 31 December 2003, have been estimated by applying a discounted cash flow approach using interest rates available for comparable instruments. As at the same date, the book value of these liabilities was approximately Rmb11,136 million (2002 – Rmb8,666 million).

Fair value estimates are made at a specific point in time and based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

31 December 2003
(All amounts expressed in Rmb unless otherwise stated)

4. PROPERTY, PLANT AND EQUIPMENT

	Company and its subsidiaries				
	Buildings	Electricity utility plants in service	Transportation facilities, computers and others	Construction-in-progress	Total
	'000	'000	'000	'000	'000
Cost or valuation (Note a)					
Beginning of year	1,876,165	17,866,581	503,964	6,698,256	26,944,966
Addition	22,319	39,400	55,514	8,563,558	8,680,791
Disposals	(1,792)	(126,706)	(12,538)	–	(141,036)
Transfer in/(out)	58,152	6,793,443	35,355	(6,886,950)	–
Reclassification	(46,190)	46,190	–	–	–
End of year	1,908,654	24,618,908	582,295	8,374,864	35,484,721
Accumulated depreciation					
Beginning of year	191,694	5,695,611	201,009	–	6,088,314
Charge for the year	16,635	1,583,686	53,386	–	1,653,707
Written back on disposals	(219)	(93,762)	(10,024)	–	(104,005)
Reclassification	(3,374)	3,374	–	–	–
End of year	204,736	7,188,909	244,371	–	7,638,016
Net book value					
End of year	1,703,918	17,429,999	337,924	8,374,864	27,846,705
Beginning of year	1,684,471	12,170,970	302,955	6,698,256	20,856,652

4. PROPERTY, PLANT AND EQUIPMENT (CONT'D)

	Company				
	Buildings	Electricity utility plants in service	Transportation facilities, computers and others	Construction-in-progress	Total
	'000	'000	'000	'000	'000
Cost or valuation (Note a)					
Beginning of year	1,196,056	14,264,470	372,045	305,800	16,138,371
Addition	–	996	19,705	1,456,346	1,477,047
Disposals	(1,792)	(126,706)	(12,386)	–	(140,884)
Transfer in/(out)	44,220	427,114	16,930	(488,264)	–
End of year	1,238,484	14,565,874	396,294	1,273,882	17,474,534
Accumulated depreciation					
Beginning of year	185,958	5,437,516	190,191	–	5,813,665
Charge for the year	14,696	1,090,950	38,445	–	1,144,091
Written back on disposals	(219)	(93,762)	(9,877)	–	(103,858)
End of year	200,435	6,434,704	218,759	–	6,853,898
Net book value					
End of year	1,038,049	8,131,170	177,535	1,273,882	10,620,636
Beginning of year	1,010,098	8,826,954	181,854	305,800	10,324,706

(Note a) Property, plant and equipment of approximately Rmb5,444 million (2002 – Rmb5,585 million) represents fixed assets of the original four power plants during the formation of the Company, which are recorded at appraised value as the date of formation of the Company conducted by an independent valuer.

For the year ended 31 December 2003, the interest rates on the loans for which interest has been capitalised varies from 1.30% to 5.76% (2002 – 2.88% to 6.21%) per annum.

A valuation of the Company's property, plant and equipment was carried out during 1997 by independent valuers. The revaluation was done based on depreciated replacement costs.

5. INVESTMENTS IN SUBSIDIARIES

		2002
		'000
Beginning of year		1,327,554
Addition		958,073
Share of results after tax		(99,135)
Reduction		–
Dividends		(2,032)
End of year		2,184,460

The reduction in 2003 represented the reduction of Company's investment in Datang Panshan (Note 1(a)).

Details of the Company's subsidiaries are set out in Note 1.

6. INVESTMENTS IN ASSOCIATES

		2002
		'000
Beginning of year		33,913
Additions		102,939
Share of results after tax		5,499
Reduction		–
End of year		142,351

The additions in 2003 mainly represented the Company's investments in various power plant projects in several different provinces of PRC.

The reduction in 2003 mainly represented the reduction of the Company's equity investment in Wenshan Malutang from 23% to 20%.

As at 31 December 2003, the Company's subsidiaries had no investments in associates.

Details of the Company's associates are set out in Note 1.

7. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments of the Company and its subsidiaries mainly comprised a 16% equity investment (unlisted) in NCPG Finance and a 10% equity investment (unlisted) in China Continent Property & Casualty Insurance Company Ltd. ("CCPC"). NCPG Finance is a non-bank financial institution providing financing services. CCPC is a financial institution providing property insurance services.

These investments do not have a quoted market price in an active market. The principal activity of NCPG Finance is to provide financial services exclusively to its shareholders and their affiliates. CCPC was only incorporated at the end of 2003 with minimal activities as at 31 December 2003. Based upon the limited forecast financial information regarding these investments available to the Company, the directors are of the opinion that there are no appropriate methods to reliably measure their fair values. Accordingly, these investments are stated at cost and are subject to review for impairment loss.

There were no disposals or provisions for impairment on available-for-sale investments for the year ended 31 December 2003.

8. DEFERRED HOUSING BENEFITS

Pursuant to the "Proposal on Further Reform of Housing Policy in Urban Areas" of the State and the implementation schemes for staff quarters issued by the relevant provincial and municipal governments, the Company and its subsidiaries have finalised a scheme for selling staff quarters in 1999.

Under the scheme, the Company and its subsidiaries provide housing benefits to its staff to buy staff quarters from the Company and its subsidiaries at preferential prices. The offer price is calculated based on their length of service and position pursuant to the prevailing local regulations. The deferred housing benefits represent the difference between the net book value of the staff quarters sold and the proceeds collected from the employees. The housing benefits are amortised over the remaining average service life of the relevant employees. The estimated housing benefits are expected to benefit the Company and its subsidiaries over ten years, which is the estimated remaining average service life of the relevant employees.

	[illegible]	
	[illegible]	2002
	[illegible]	'000
Cost		
Beginning and end of year	[illegible]	342,837
Accumulated amortisation		
Beginning of year	[illegible]	(81,542)
Charge for the year	[illegible]	(37,216)
End of year	[illegible]	(118,758)
Net book value		
End of year	[illegible]	224,079
Beginning of year	[illegible]	261,295

As at 31 December 2003, there was no deferred housing benefit in subsidiaries' accounts.

9. GOODWILL

Goodwill arose from the Company's acquisition of Zhang Jia Kou Power Plant Unit 2 in 2000 and is amortised over 10 years.

	[illegible]	
	[illegible]	2002
	[illegible]	'000
Cost		
Beginning and end of year	[illegible]	57,363
Accumulated amortisation		
Beginning of year	[illegible]	(7,026)
Charge for the year	[illegible]	(5,592)
End of year	[illegible]	(12,618)
Net book value		
End of year	[illegible]	44,745
Beginning of year	[illegible]	50,337

The amortisation cost is included in other operating costs in the financial statements.

As at 31 December 2003, there was no goodwill in the subsidiaries' accounts.

10. INVENTORIES

	[illegible]		[illegible]	
	[illegible]	2002	[illegible]	2002
	[illegible]	'000	[illegible]	'000
Fuel	[illegible]	108,985	[illegible]	90,165
Spare parts and consumable supplies	[illegible]	193,123	[illegible]	165,548
	[illegible]	302,108	[illegible]	255,713

As at 31 December 2003, all inventories were carried at cost.

11. ACCOUNTS RECEIVABLE

Accounts receivable of the Company and its subsidiaries mainly represents the receivable from the respective regional or provincial power companies for tariff revenue. This receivable is unsecured and non-interest bearing. The tariff revenue is settled on a monthly basis according to the payment provisions in the power purchase agreements. As at 31 December 2003, all tariff revenues receivable from the respective power companies were due within three months.

12. SHORT-TERM BANK DEPOSITS OVER THREE MONTHS

Short-term bank deposits over three months consist of fixed-term deposits denominated in Rmb, Hong Kong dollars or USD with original maturities ranging from over three months to one year.

The effective interest rates on short-term bank deposits over three months ranged from 0.90% to 1.11% per annum (2002 – 1.98% to 2.24% per annum), and these deposits have an average maturity of 142 days (2002 – 82 days).

13. CASH AND CASH EQUIVALENTS

		2002		2002
		'000		'000
Deposits with NCPG Finance		49,090		49,090
Bank deposits		2,300,640		2,250,269
Cash in hand		274		240
		2,350,004		2,299,599

The effective interest rates on the above deposits were ranging from 0.90% to 1.76% per annum (2002 – 1.43% to 1.71% per annum) and these deposits have an average maturity of 34 days (2002 – 25 days).

14. SHARE CAPITAL

As at 31 December 2003, the authorised share capital of the Company was Rmb5,162,849,000, divided into 5,162,849,000 shares of Rmb1 each. The issued and fully paid up share capital of the Company as at 31 December 2003 and 2002 was as follows:

	Number of shares	Share capital	Share interest percentage
	'000	Rmb '000	%
Domestic Shares	3,732,180	3,732,180	72.29
H Shares	1,430,669	1,430,669	27.71
	5,162,849	5,162,849	100.00

Domestic shares are non-listed promoter shares subscribed by promoters in Rmb upon the Company's incorporation.

H-shares were listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange Limited on 21 March 1997.

Domestic shares and H shares rank pari passu with each other and in particular will rank in full for all dividends or distributions declared and paid.

15. RESERVES

(a) Capital reserve

Capital reserve comprises the revaluation surplus, the difference between the nominal amount of the domestic shares issued and the fair value of the net assets injected into the Company during its formation and also proceeds from the issuance of H Shares in excess of their par value, net of expenses related to the issuance of the shares in 1997.

(b) Statutory surplus reserve

In accordance with the relevant laws and regulations of the PRC and the Company's articles of association, the Company is required to appropriate 10% of its net profit, after offsetting any prior years' losses, to the statutory surplus reserve. When the balance of such reserve reaches 50% of the Company's share capital, any further appropriation is optional.

The statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by issuing new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the remaining balance of the reserve after such issue is not less than 25% of share capital. The statutory surplus reserve is non-distributable.

(All amounts expressed in Rmb unless otherwise stated)

15. RESERVES (CONT'D)

(c) Statutory public welfare fund

In accordance with the Company's articles of association, 10% of its net profit is to be appropriated to a statutory public welfare fund. The statutory public welfare fund can only be utilised on capital items for the collective benefits of the Company's employees such as construction of canteen and other staff welfare facilities. Title of these capital items will remain with the Company. This fund is non-distributable other than in liquidation.

Pursuant to the PRC Accounting System for Business Enterprises, effective in 2001, statutory public welfare fund is transferred out to discretionary surplus reserve upon utilisation for the collective benefits of the employees. For the year ended 31 December 2003, approximately Rmb56,466,000 (2002 – Rmb49,103,000) of the statutory public welfare fund was transferred out to discretionary surplus reserve accordingly.

(d) Discretionary surplus reserve

In accordance with the Company's articles of association, the appropriation of profit to the discretionary surplus reserve and its utilisation are made in accordance with the recommendation of the Board of Directors and is subject to shareholders' approval at their general meeting.

On 17 March 2004, the Board of Directors proposed an appropriation of profit of approximately Rmb509,077,000 to the discretionary surplus reserve for the year ended 31 December 2003 (2002 – Nil). The proposed profit appropriation is subject to the shareholders' approval in their next general meeting.

The discretionary surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by issuing new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them. The discretionary surplus reserve is distributable.

(e) Restricted reserve

Pursuant to documents Cai Qi [2000] 295, Cai Qi [2000] 878 and Cai Kuai [2001] 5 issued by MOF, deferred housing benefits for staff quarters sold that were approved by the government before the effective date of Cai Qi [2000] 295, i.e. 6 September 2000, should be directly deducted from shareholders' equity starting from 2001. Accordingly, approximately Rmb258,881,000 which represented the remaining deferred housing benefits balance in relation to staff quarters sold approved by the government before 6 September 2000 has been directly deducted from the statutory public welfare fund under PRC accounting standards and regulations ("PRC GAAP"). For financial statements prepared in accordance with IFRS, the deferred housing benefits are amortised over the estimated average service lives of the relevant employees (see Note 8 above). To reflect the reduction of the statutory public welfare fund, an amount equivalent to the corresponding deferred housing benefits balance was transferred from statutory public welfare fund to a restricted reserve specifically set up for this purpose. Upon amortisation of the deferred housing benefits, an amount equivalent to the amortisation for the period is transferred from the restricted reserve to retained earnings. For the year ended 31 December 2003, approximately Rmb32,360,000 (2002 – Rmb32,360,000) had been transferred out from this restricted reserve.

15. RESERVES (CONT'D)

(f) Other reserve

Other reserve comprised of the value of equity conversion component of convertible bond issued on 9 September 2003 (Note 18), net of deferred income tax. The value of equity component is determined on the issue of bond and is not changed in subsequent periods.

(g) Basis for profit appropriations

In accordance with document Cai Kuai Zi [1995] 31 issued by MOF, appropriations to statutory reserves are to be determined based on the financial statements prepared in accordance with the PRC GAAP.

In addition, in accordance with the Company's articles of association, the Company declares dividends based on the lower of retained earnings as reported in accordance with PRC GAAP and those reported in accordance with IFRS after deducting current year's appropriations to other reserves. As at 31 December 2003, the amount of retained earnings as determined under IFRS was less than that determined under PRC GAAP by approximately Rmb142 million (2002 – Rmb120million).

The profit attributable to shareholders for the year ended 31 December 2003 includes a profit of approximately Rmb1,782,427,000 (2002 – Rmb1,406,801,000) that has been dealt with in the accounts of the Company.

16. LONG-TERM LOANS

Long-term loans include the long-term bank loans and other long-term loans as follows:

		2002		2002
		'000		'000
Long-term bank loans (a)		6,892,252		2,304,000
Other long-term loans (b)		1,773,790		–
		8,666,042		2,304,000
Less: Amounts due within one year included under current liabilities		(540,953)		(182,000)
		8,125,089		2,122,000

16. LONG-TERM LOANS (CONT'D)

(a) Long-term bank loans

As at 31 December 2003, approximately Rmb1,065 million (2002 – Rmb438 million) and Rmb8,359 million (2002 – Rmb6,454 million) of the long-term bank loans were denominated in USD and Rmb, respectively. All the long-term bank loans were unsecured and bear interest at rates ranging from 2.19% to 5.76% (2002 – 2.88% to 6.21%) per annum. Approximately Rmb1,825 million (2002 – Rmb2,195 million) of the Company's bank loans were guaranteed by NCG (Note 25(e)). Approximately Rmb2,284 million (2002 – Rmb1,470 million) of the loans of the subsidiaries were guaranteed by the minority shareholders according to their shareholding percentage in the subsidiaries.

The long-term bank loans, as summarised below, were drawn to finance the construction of electricity utility plants:

	2002	2002
	'000	'000
Amount repayable		
Within one year	422,000	182,000
Between one to two years	662,830	254,000
Between two to five years	3,081,142	785,000
Over five years	2,726,280	1,083,000
	6,892,252	2,304,000

(b) Other long-term loans

Other long-term loans were borrowed by MOF from International Bank for Reconstruction and Development ("World Bank") and on lent to the Company's subsidiary, Datang Tuoketuo, for the construction of electricity utility plants. The maturity of these loans were as follows:

	2002
	'000
Amount repayable	
Within one year	118,953
Between one to two years	94,960
Between two to five years	320,303
Over five years	1,239,574
	1,773,790

16. LONG-TERM LOANS (CONT'D)

(b) Other long-term loans (cont'd)

All these loans were denominated in USD and unsecured. The other long-term loans bear interest at the rate of LIBOR Base Rate plus LIBOR Total Spread as defined in the loan agreement between MOF and World Bank, which approximated 1.30% to 1.60% per annum during the year ended 31 December 2003 (2002 – 2.12% to 2.13%). In accordance with a guarantee agreement between NCG and MOF, NCG agreed to guarantee 60% of the loan balances (Note 25(e)). As at 31 December 2003, approximately Rmb1,027 million (2002 – Rmb1,058 million) of the loans were guaranteed by NCG, while the Company provided a counter-guarantee to NCG in respect of this amount.

17. SHORT-TERM LOANS

Short-term loans, as summarised below, were drawn by the Company and its subsidiaries for the construction of electricity utility plants:

	[illegible]		[illegible]	
	[illegible]	2002	[illegible]	2002
	[illegible]	'000	[illegible]	'000
Short-term bank loans	[illegible]	–	[illegible]	–
Short-term loans payable to NCPG Finance	[illegible]	316,000	[illegible]	–
	[illegible]	316,000	[illegible]	–

As at 31 December 2003, all short-term loans were denominated in Rmb, unsecured and bear interest at rates ranging from 2.88% to 4.78% (2002 – 3.99% to 5.85%) per annum. Approximately Rmb960 million (2002 – Rmb44 million) of short-term loans were guaranteed by the minority shareholders according to their shareholding percentage in the subsidiaries.

18. CONVERTIBLE BOND

On 9 September 2003, the Company issued USD153,800,000, 0.75% convertible bond at a nominal value of USD153,800,000. The bond will be matured in 5 years from the issue date at their nominal value unless converted into the Company's ordinary shares at the holder's option at the rate of HK$5.558 per share, subject to adjustment in certain circumstances and with a fixed rate of exchange applicable on conversion of the convertible bond of HK$7.799 per USD1.

The fair value of the liability component and the equity conversion component were determined on the issue of the bond. The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity in other reserve, net of deferred income tax.

In subsequent periods the liability component continues to be presented on the amortised cost basis, until extinguished on conversion or maturity of the bond. The equity component is determined on the issue of bond and is not changed in subsequent periods.

The convertible bond recognised in the balance sheet as at 31 December 2003 was as follows:

	2003
	'000
Face value of convertible bond issued on 9 September 2003	1,272,956
Issuance cost	(34,953)
Net proceeds	1,238,003
Equity conversion component, net of deferred tax liability	(149,796)
Deferred tax liability	(73,780)
Liability component on initial recognition on 9 September 2003	1,014,427
Interest expense	17,295
Liability component at 31 December 2003	1,031,722

The carrying amount of the liability component at 31 December 2003 of the convertible bond approximated its fair value.

Interest expense on the bond is calculated on the effective yield basis of 5.51% by applying the effective interest rate for an equivalent non-convertible bond to the liability component of the convertible bond after considering the effect of issuance cost.

19. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities comprised:

	2002	2002
	'000	'000
Construction costs and deposits payable to contractors	983,337	187,986
Fuel and material costs payable	335,281	288,785
Salary and welfare payable	111,883	101,900
Government grants	118,928	118,928
Interest rate swap liability	215,286	–
Other	121,673	99,585
	1,886,388	797,184

The Company received government grants from local environmental protection authorities for undertaking approved environmental protection projects. The Company has not recognised any income from government grants during the year, as all projects related to the government grants have not been completed as at 31 December 2003.

As at 31 December 2003, other than certain deposits for construction, which were due between one and two years, substantially all accounts payable were due within one year.

As at 31 December 2003, the notional principal amount of the outstanding interest rate swap contract of Datang Tuoketuo was USD213,627,000 (2002 – USD214,195,000), and the fixed rate and floating rate were 5.15% (2002 – 5.15%) and 1.11% (2002 – 1.92%) (LIBOR offered by British Bankers' Association at 14 July 2003), respectively.

20. RETIREMENT AND STAFF HOUSING BENEFITS

Retirement benefits

The Company and its subsidiaries are required to make specific contributions to the state-sponsored retirement plan at a rate of 19% to 20% (2002 – 19% to 20%) of the total salaries of the PRC employees. The PRC government is responsible for the pension liability to the retired employees. The employees of the Company and its subsidiaries are entitled to a monthly pension at their retirement dates.

In addition, the Company and its subsidiaries have implemented a supplementary defined contribution retirement scheme. Under this scheme, the employees of the Company and its subsidiaries have to make a specified contribution based on the number of working years of the employees, and the Company and its subsidiaries are required to make a contribution equal to twice the staff's contributions. Moreover, the Company and its subsidiaries may, at their discretion, provide additional contributions to the retirement fund depending on the operating results of the year.

The total retirement cost incurred by the Company and its subsidiaries during the year ended 31 December 2003 pursuant to these arrangements amounted to approximately Rmb76,939,000 (2002 – Rmb126,890,000).

Housing benefits

As discussed in Note 8 above, the Company and its subsidiaries sell staff quarters to their employees at preferential prices. The deferred housing benefits represent the difference between the net book value of the staff quarters sold and the proceeds collected from the employees. Amortisation of the deferred housing benefits for the year ended 31 December 2003 amounted to approximately Rmb37,347,000 (2002 – Rmb37,216,000).

In addition, in accordance with the PRC housing reform regulations, the Company and its subsidiaries are required to make contributions to the state-sponsored housing fund at rate ranging from 8% to 10% (2002 – 8% to 10%) of the specified salary amount of the PRC employees. At the same time, the employees are required to make a contribution equal to the Company and its subsidiaries' contributions out of their salary. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Company and its subsidiaries have no further obligations for housing benefits beyond the above contributions made. For the year ended 31 December 2003, the Company and its subsidiaries provided approximately Rmb19,120,000 (2002 – Rmb15,996,000) to the fund.

21. OPERATING REVENUE

	[illegible]	2002
	[illegible]	'000
Electricity	[illegible]	8,017,912
Heat	[illegible]	–
	[illegible]	8,017,912

Pursuant to the power purchase agreements entered into between the Company and its subsidiaries and the regional or provincial power companies, the Company and its subsidiaries are required to sell their entire net generation of electricity to these power companies at an approved tariff rate as determined based on a regulatory process. For the year ended 31 December 2003, all of the electricity generated by the Company and its subsidiaries were sold to NCG and its subsidiaries.

22. OPERATING PROFIT

Operating profit was determined after charging (crediting) the following:

	2002
	'000
Loss on disposals of property, plant and equipment	74,606
Amortisation of goodwill	5,592
Personnel expenses	
– Wages	235,868
– Retirement benefits	121,797
– Staff housing benefits	52,418
– Other staff costs	134,431
Depreciation	1,393,699
– Capitalised as construction-in-progress	4,715
– Included as operating expenses	1,382,613
– Included as other operating expenses	6,371
Auditors' remuneration	5,976
Cost of inventories	
– Fuel	2,556,173
– Spare parts and consumable supplies	48,929
Operating lease	
– Buildings	14,622
Dividend income	(7,494)
Loss/(Gain) on disposals of investments held for trading	(15,300)
Receivable	
– Impairment charge for bad and doubtful debt	4,407

23. FINANCE COSTS

		2002
		'000
Interest expense on:		
Short-term bank loans		7,133
Short-term loans payable to NCPG Finance		14,503
Long-term bank loans		
– wholly repayable within five years		20,536
– repayable beyond five years		351,611
Other long-term loans		
– repayable beyond five years		33,079
Convertible bond		–
		426,862
Less: amount capitalised in property, plant and equipment		(144,384)
		282,478
Exchange gain, net		(557)
Fair value loss on an interest rate swap (Note a)		240,224
		522,145

(a) To hedge against its interest rate risk on long-term loans, Datang Tuoketuo has entered into an interest rate swap, which is carried at fair value. However, since the swap does not meet the definitions of an effective hedge under IAS 39, the change in its fair value is included in the income statement.

24. TAXATION

		2002
		'000
Current tax		764,130
Deferred tax		(91,974)
		672,156

Enterprise income tax is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for income tax purposes. The applicable PRC enterprise income tax rate for the Company and its subsidiaries is 33% (2002 – 33%), except for Datang Tuoketuo and Datang Fengning Hydropower. Pursuant to document Guo Ban Fa [2001] 73 issued by State Council of PRC and approved by the local tax authorities in late 2003, Datang Tuoketuo was granted a tax concession to pay PRC income tax at a preferential rate of 15% until 2011. In addition, pursuant to document Feng Zheng [1996] 51 issued by the local government, all the enterprise income tax paid by Datang Fengning Hydropower is refunded for ten years starting from 2002.

(a) The taxation of the Company and its subsidiaries differs from the theoretical amount that would arise by the statutory tax rate in the PRC. The reconciliation is shown as follows:

		2002
		'000
Profit before taxation		2,010,226
Tax computed at the statutory tax rate of 33%		663,375
Add: Tax effect of non-tax deductible items		8,781
Preferential tax rate impact on the income of subsidiaries		–
Preferential tax rate impact on deferred tax assets arising from the fair value loss of interest rate swap		–
Tax charge		672,156

24. TAXATION (CONT'D)

(b) The movement in deferred tax assets during the year is as follows:

	2002
	Total
	'000
Beginning of year	10,630
(Charged) / Credited to net profit	88,859
End of year	99,489

As at 31 December 2003, there were no deferred tax assets in the Company's accounts.

(c) The movement in deferred tax liabilities during the year is as follows:

	2002
	Total
	'000
Beginning of year	33,570
Charged to equity	–
(Credited) / Charged to net profit	(2,447)
End of year	31,123

24. TAXATION (CONT'D)

(c) The movement in deferred tax liabilities during the Year is as follows: (cont'd)

	2002
	Total
	'000
Beginning of year	9,576
Charged to equity	–
(Credited) / Charged to net profit	(1,368)
End of year	8,208

The amounts of deferred tax assets and deferred tax liabilities shown in the consolidated balance sheets include the following:

	2002
	'000
Deferred tax assets to be recovered after more than 12 months	65,713
Deferred tax liabilities to be settled after more than 12 months	28,239

25. RELATED PARTY TRANSACTIONS

The related parties of the Company and its subsidiaries are as follows:

Name of related parties	Nature of relationship
Related parties in which the Company has no equity interest	
China Datang Corporation ("China Datang") (Note (i))	Substantial shareholder
Tianjin Jinneng Investment Company	Shareholder
Beijing International Power Development and Investment Company	Shareholder
Inner Mongolia Mengdian Huaneng Power Generation Company Limited	Minority shareholder of Datang Tuoketuo
Related parties in which the Company has equity interest	
NCEPR	Associate
NCPG Finance	Investee of the Company

25. RELATED PARTY TRANSACTIONS (CONT'D)

(i) Pursuant to document Guo Han [2003] 16, "Approval from the State Council Regarding the Establishment of China Datang Corporation" and Power Generation Entities Transfer Agreement entered into between CDT and NCG on 15 January 2004 ("Entities Transfer Agreement"), NCG transferred its 35.43% equity interests in the Company to CDT with retroactive effect from 1 January 2003. Immediately following the equity transfer on 1 January 2003, CDT became the substantial shareholder of the Company.

The following is a summary of the major related party transactions undertaken by the Company and its subsidiaries during the year:

	Note	2002
		'000
Ash disposal fee to divisions and affiliates of China Datang/NCG	(a)	86,392
Rental fee to CDT/NCG	(b)	7,229
Technical supervision, assistance and testing service fee to NCEPR	(c)	32,569
Interest income from NCPG Finance	(d)	3,177
Interest expenses to NCPG Finance	(d)	14,503
Dividend income from NCPG Finance		7,107

(a) The ash disposal fee was determined based on ash disposal operating costs, taxes, depreciation of ash yards and a profit margin at 5% to 10% of the total costs incurred by CDT / NCG.

(b) The Company has leased buildings of 141,671 (2002 – 141,671) square metres from CDT for an annual rental rate of approximately Rmb7 million in 2003 (2002 – Rmb7 million).

(c) NCEPR provides technical supervision, assistance and testing services to the Company and its subsidiaries in relation to the power generation equipment and facilities. Pursuant to the technical supervision services contract, such services are charged at a pre-determined rate based on the installed capacity of the Company and its subsidiaries.

(All amounts expressed in Rmb unless otherwise stated)

25. RELATED PARTY TRANSACTIONS (CONT'D)

(d) As at 31 December 2003, cash and cash equivalents of approximately Rmb3,273,493,000 (2002 – Rmb49,090,000) were deposited with NCPG Finance at the prevailing market interest rate of 0.72% to 1.76% (2002 – 0.72%). In addition, as discussed in Notes 16 and 17 above, the Company and its subsidiaries had loans payable to NCPG Finance totalling approximately Rmb2,191 million (2002 – Rmb316 million) as at 31 December 2003.

(e) As discussed in Notes 16 and 17 above, NCG and the minority shareholders of the Company's subsidiaries had provided guarantees for the Company and its subsidiaries' loans totalling approximately Rmb6,096 million as at 31 December 2003 (2002 – Rmb4,767 million). Pursuant to the Entities Transfer Agreement, CDT will assumes all of NCG's obligations in relation to the guarantees provided for the Company and its subsidiaries. The legal procedures of this arrangement was still in the process as at 31 December 2003.

(f) In addition to the transactions identified above, there are related companies owned/managed by certain management personnel of the Company and its subsidiaries, which provided property management, cleaning, transportation, and other services of approximately Rmb116,628,000 (2002 – Rmb56,015,000) to the Company and its subsidiaries. In addition, coals purchased from these related companies by a subsidiary of the Company amounted to approximately Rmb66,254,000 (2002 – Nil) for the year ended 31 December 2003. As at 31 December 2003, the balance due from and to these companies amounted to approximately Rmb3,320,000 (2002 – Rmb1,210,000) and Rmb12,695,000 (2002 – Rmb1,733,000) respectively, and were included in other receivables and accounts payable.

(g) Apart from the above related party transactions, the Company has also entered into numerous transactions with other state-owned enterprises to which the exception in IAS 24, Related Party Disclosure, applies.

26. DIRECTORS', SENIOR EXECUTIVES' AND SUPERVISORS' EMOLUMENTS

(a) Details of directors' and supervisors' emoluments were:

	2003	2002
	'000	'000
Fees for executive directors, non-executive directors and supervisors	[illegible]	–
Other emoluments for executive directors		
– basic salaries and allowances	[illegible]	304
– bonus	[illegible]	292
– retirement benefits	[illegible]	208
Other emoluments for non-executive directors	[illegible]	1,014
Other emoluments for supervisors	[illegible]	390

No directors' and senior executives' special bonuses was provided for during the year ended 31 December 2003.

No director had waived or agreed to waive any emoluments during the year ended 31 December 2003.

(b) Details of emoluments paid to the five highest paid individuals including directors and senior management were:

	2003	2002
	'000	'000
Basic salaries and allowances	[illegible]	490
Bonus	[illegible]	305
Retirement benefits	[illegible]	210

For the year ended 31 December 2003, no emoluments were paid to directors, supervisors or the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

For the year ended 31 December 2003, the annual emoluments paid to each of the directors, supervisors and the five highest paid individuals did not exceed Rmb1,000,000.

27. DIVIDENDS

On 17 March 2004, the Board of Directors proposed a dividend of Rmb0.175 per share, totalling approximately Rmb903,499,000 for the year ended 31 December 2003. The proposed dividends distribution is subject to the share-holders' approval in their next general meeting.

On 3 March 2003, the Board of Directors proposed a dividend of Rmb0.12 per share, totalling approximately Rmb619,542,000 for the year ended 31 December 2002. The proposed dividends distribution was approved by the shareholders in the general meeting dated 10 July 2003.

28. EARNINGS PER SHARE AND DIVIDEND PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2003 was based on the net profit of approximately Rmb1,811,799,000 (2002 – Rmb1,404,612,000) and on the weighted average number of 5,162,849,000 shares (2002 – 5,162,849,000 shares) in issue during the year.

The diluted earnings per share is calculated adjusting the weighted average number of ordinary share outstanding to assume conversion of all dilutive potential ordinary shares. The convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expenses less the tax effect. No diluted earnings per share have been presented for the year ended 31 December 2002 as there were no dilutive potential ordinary shares outstanding by then.

	2003
Net profit attributable to shareholders (Rmb '000)	1,811,799
Interest expense on convertible bond (net of tax) (Rmb '000)	11,310
Net profit used to determine diluted earnings per share (Rmb '000)	1,823,109
Weighted average number of ordinary shares in issue (shares in thousand)	5,162,849
Adjustments for assumed conversion of convertible bond (shares in thousand)	66,813
Weighted average number of ordinary shares for diluted earnings per share (shares in thousand)	5,229,662
Diluted earnings per share (Rmb)	0.35

Proposed dividend per share for the year ended 31 December 2003 were calculated based on the proposed dividends of approximately Rmb903,499,000 (2002 – Rmb619,542,000) divided by the number of 5,162,849,000 shares (2002 – 5,162,849,000 shares) in issue as at 31 December 2003.

31 December 2003
(All amounts expressed in Rmb unless otherwise stated)

29. NOTES TO STATEMENT OF CASH FLOWS

(a) Reconciliation of profit before taxation to cash generated from operations:

	[illegible]	2002
	[illegible]	'000
Profit before taxation	[illegible]	2,010,226
Adjustments for:		
Depreciation of property, plant and equipment	[illegible]	1,388,984
Fair value loss on an interest rate swap	[illegible]	240,224
Amortisation of goodwill	[illegible]	5,592
Amortisation of staff housing benefits	[illegible]	37,216
Loss on disposals of property, plant and equipment	[illegible]	74,606
Loss/(Gain) on disposals of investments held for trading	[illegible]	(15,300)
Interest income	[illegible]	(89,314)
Interest expenses	[illegible]	282,478
Dividend income	[illegible]	(7,494)
Share of profit from associates	[illegible]	(5,499)
Operating profit before working capital changes	[illegible]	3,921,719
(Increase) decrease in current assets:		
Inventories	[illegible]	(43,094)
Other receivables and current assets	[illegible]	20,061
Accounts receivable	[illegible]	(318,527)
Increase (decrease) in current liabilities:		
Accounts payable and accrued liabilities	[illegible]	56,022
Taxes payable	[illegible]	40,168
Cash provided by operations	[illegible]	3,676,349

29. NOTES TO STATEMENT OF CASH FLOWS (CONT'D)

(b) Significant non-cash transactions

The Company and its subsidiaries incurred additional payable of approximately Rmb 515 million (2002 – Rmb147 million) to contractors and equipment suppliers for construction-in-progress during the year ended 31 December 2003.

(c) Undrawn borrowing facilities

The undrawn borrowing facilities in Rmb and USD available to settle the Company and its subsidiaries' capital commitments for investments in subsidiaries and associates and construction of electricity utility plants as at 31 December 2003 were as follows.

	[illegible]		[illegible]	
	[illegible]	2002	[illegible]	2002
	[illegible]	'000	[illegible]	'000
Expiring within one year	[illegible]	12,839,498	[illegible]	9,942,400
Expiring beyond one year	[illegible]	43,040,086	[illegible]	40,000,000
	[illegible]	55,879,584	[illegible]	49,942,400

30. COMMITMENTS

(a) Capital commitments

As at 31 December 2003, the Company had capital commitments related to investments in subsidiaries and associates amounted to Rmb6,757 million (2002 – Rmb1,615 million). In addition, capital commitments of the Company and its subsidiaries in relation to the construction and renovation of the electricity utility plants not provided for in the balance sheets were as follows:

	[illegible]		[illegible]	
	[illegible]	2002	[illegible]	2002
	[illegible]	'000	[illegible]	'000
Authorised and contracted for	[illegible]	6,070,345	[illegible]	139,877
Authorised but not contracted for	[illegible]	4,869,639	[illegible]	228,149
	[illegible]	10,939,984	[illegible]	368,026

(b) Operating lease commitment

Operating lease commitments extending to November 2016 in relation to buildings were as follows:

	[illegible]	
	[illegible]	2002
	[illegible]	'000
Amount repayable		
Within one year	[illegible]	12,127
Between one to five years	[illegible]	36,161
Over five years	[illegible]	64,953
	[illegible]	113,241

31. SUBSEQUENT EVENT

On 16 January 2004, Datang Tangshan and CDT entered into an agreement under which Datang Tangshan agreed to acquire the net assets of Tangshan Power Plant from CDT for a cash consideration of approximately Rmb155 million. The sales transaction is subject to approval of relevant government authorities.

32. ADDITIONAL FINANCIAL INFORMATION

As at 31 December 2003, net current liabilities and total assets less current liabilities of the Company and its subsidiaries amounted to approximately Rmb178 million (2002 – net current assets Rmb 2,028 million) and Rmb28,425 million (2002 – Rmb23,443 million), respectively.

33. PRIOR YEAR COMPARATIVES

Certain comparative figures of 2002 have been reclassified to conform to the presentation of financial statements for the year ended 31 December 2003.

Corporate Information

REGISTERED NAME OF THE COMPANY
北京大唐發電股份有限公司

ENGLISH NAME OF THE COMPANY
Beijing Datang Power Generation Company Limited

REGISTERED ADDRESS OF THE COMPANY
No. 482 Guanganmennei Avenue
Xuanwu District
Beijing
People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG
c/o Simmons & Simmons
35th Floor, Cheung Kong Center
2 Queen's Road Central
Central
Hong Kong

LEGAL REPRESENTATIVE
Zhai Ruoyu

AUTHORISED REPRESENTATIVES
Zhai Ruoyu, Zhang Yi

COMPANY SECRETARY
Yang Hongming

PRINCIPAL BANKERS
In the PRC:
Industrial and Commercial Bank of China, Xuanwu Branch
No. 3 Nanbinhe Road
Xuanwu District
Beijing
People's Republic of China

Outside the PRC:
Bank of China, Hong Kong Branch
One Garden Road
Central
Hong Kong

AUDITORS AND REPORTING ACCOUNTANTS
PricewaterhouseCoopers
22nd Floor Prince's Building
Central
Hong Kong

LEGAL ADVISORS
as to PRC law:
Hao Tian Law Office
11A6, Floor 11
Hanwei Plaza
No. 7 Guanghua Road
Chaoyang District
Beijing
People's Republic of China

as to Hong Kong and English law:
Simmons & Simmons
35th Floor, Cheung Kong Center
2 Queen's Road Central
Central
Hong Kong
and
Simmons & Simmons
CityPoint
One Ropemaker Street
London EC2Y 9SS
United Kingdom

LISTING INFORMATION
H Shares
The Stock Exchange of Hong Kong Limited
Code: 0991

H Shares
The London Stock Exchange Limited
Code: DAT

SHARE REGISTER AND TRANSFER OFFICE
Computershare Hong Kong Investor Services Limited
Rooms 1901-5, Hopewell Center
183 Queen's Road East
Wanchai
Hong Kong

INFORMATION OF THE COMPANY
Available at:
The secretary office of the board of directors
Beijing Datang Power Generation Company Limited
No. 482 Guanganmennei Avenue
Xuanwu District
Beijing
People's Republic of China
and
Rikes Communications Limited
Room 701, Wanchai Central Building
89 Lockhart Road
Wanchai
Hong Kong

Glossary of Terms

The following terms have the following meaning in this Annual Report, unless otherwise required by the context.

Available hours	For a specified period, the numbers of hours in that period that a generator is available for generation
BTT Area	Beijing, Tianjin and northern areas of Hebei Province
BTT Power Grid	The power transmission network covering Beijing, Tianjin, and northern areas of Hebei Province
Capacity factor	For a specified period, the ratio (expressed as a percentage) of the number of utilisation hours of a power plant to the total number of hours in such period
Equivalent availability factor	For a specified period and a given power plant, the ratio (usually expressed as a percentage) of the number of available hours in that period (reduced, in the case of hours in which the attainable generating capacity of such plant is less than the installed capacity, by the proportion of installed capacity not so attainable) to the total number of hours in that period
Gross generation	For a specified period, the total amount of electrical power produced by a power plant in that period including electrical power consumed in the operation of the power plant
Installed capacity	The highest level of electrical output which a power plant is designed to be able to maintain continuously without causing damage to the plant
Load factor	For a specified period, the ratio (usually expressed as a percentage) of the number of utilisation hours to the number of operational hours of a power plant for such period
Major Serviced Area	BTT Area
North China Power Grid	The power transmission network covering Beijing, Tianjin, Hebei Province, Shanxi Province and Inner Mongolia Autonomous Region
Operational hours	For a specified period, the number of hours that a power plant supplies any amount of electrical energy to a grid or, for power plants with multiple generating units, the weighted average of the number of hours that each generating unit supplies any amount of electrical energy to a grid, weighted by the installed capacity of the generating units
Total on-grid power generation	The amount of power transmitted to the a power network from a power plant as measured by the grid meter
Utilisation hours	For a specified period, the number of hours it would take for a power plant operating at installed capacity to generate the amount of electricity actually produced in that period
kWh	A unit of power generation equivalent to the output generated by 1,000 watts of power in one hour
MW	1,000,000 watts
MWh	A unit of power generation equivalent to the output generated by 1,000,000 watts of power in one hour

北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION CO. LTD.